Exhibit 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and the present and future business environment. This MD&A, which has been prepared as of February 12, 2019, should be read in conjunction with our audited consolidated financial statements (“Financial Statements”) for the year ended December 31, 2018. Unless otherwise indicated, all amounts are presented in U.S. dollars.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Continuous disclosure materials, including our most recent Form 40-F/Annual Information Form, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular will be available on our website at www.barrick.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology unique to the mining industry, readers should refer to the glossary on page 79.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “target”, “plan”, “objective”, “assume”, “intend”, “intention”, “project”, “goal”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could”, “would” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: (i) Barrick’s forward-looking production guidance; (ii) estimates of future cost of sales per ounce for gold and per pound for copper, cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; (iii) cash flow forecasts; (iv) projected capital, operating and exploration expenditures; (v) targeted debt and cost reductions; (vi) mine life and production rates; (vii) potential mineralization and metal or mineral recoveries; (viii) the benefits expected from the Randgold merger and Barrick’s expectations regarding the assets it acquired in its merger with Randgold; (ix) our ability to identify, invest in and develop potential Tier One, Tier Two and Strategic Assets; (x) the combined Company’s future plans, growth potential, financial strength, investments and overall strategy; (xi) Barrick’s business improvement and automation initiatives; (xii) the success of our efforts to evaluate opportunities at Pascua-Lama; (xiii) our ability to convert resources into reserves; (xiv) asset sales, joint ventures and partnerships; (xv) expectations regarding future price assumptions, financial performance and other outlook or guidance; and (xvi) timing of completion of the proposed 50 kilometer gas pipeline at Pueblo Viejo.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward- looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with the fact that certain Best-in-Class initiatives are still in the early stages of evaluation and additional engineering and other analysis is required to fully assess their impact; the duration of the Tanzanian ban on mineral concentrate exports; the ultimate terms of any definitive agreement between Acacia and the Government of Tanzania to resolve a dispute relating to the imposition of the concentrate export ban and allegations by the Government of Tanzania that Acacia under-declared the metal content of concentrate exports from Tanzania; the status of certain tax reassessments by the Tanzanian government; the manner in which amendments to the 2010 Mining Act (Tanzania) increasing the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), the new Finance Act (Tanzania) imposing a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017, and the new Mining Regulations announced by the Government of Tanzania in January 2018 will be implemented and the impact of these and other legislative changes on Acacia; whether Barrick will successfully negotiate an agreement with respect to the dispute between Acacia and the Government of Tanzania and whether Acacia will approve the terms of any such final agreement; the benefits expected from recent transactions (including the Randgold merger) being realized; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of the Best-in-Class initiatives, targeted investments and projects

BARRICK YEAR-END 2018	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

(including our project to treat refractory sulfide ore at Lagunas Norte) will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; the outcome of the appeal of the decision of Chile’s Superintendencia del Medio Ambiente; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed Company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK YEAR-END 2018	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

USE OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

We use the following non-GAAP financial performance measures in our MD&A:

•	“adjusted net earnings”
•	“free cash flow”
•	“EBITDA”
•	“adjusted EBITDA”
•	“cash costs per ounce”
•	“C1 cash costs per pound”
•	“all-in sustaining costs per ounce/pound”
•	“all-in costs per ounce” and
•	“realized price”

For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under International Financial Reporting Standards (“IFRS”), please refer to the Non-GAAP Financial Performance Measures section of this MD&A on pages 61 to 76. Each non-GAAP financial performance measure has been annotated with a reference to an endnote on page 77. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Changes in Presentation of Non-GAAP Financial Performance Measures

Adjusted EBITDA

Starting in this fourth quarter 2018 MD&A, we amended our calculation of Adjusted EBITDA to remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. The prior periods have been restated to reflect the change in presentation. We believe this change will assist analysts, investors and other stakeholders of Barrick in better understanding the ability of our full business, including equity method investments, to generate liquidity from operating cash flow.

BARRICK YEAR-END 2018	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

Our Vision

Our Vision is to be the world’s most valued gold mining business by finding, developing and owning the best assets, and employing the best people, to deliver sustainable returns for our owners, and real benefits to our partners, host countries, and communities.

Our Business

The merger of Barrick and Randgold Resources Limited (“Randgold”) on January 1, 2019 has created a sector-leading gold mining company with five Tier One Gold Assets8 and a diversified asset portfolio positioned for growth in many of the world’s most prolific gold districts. The combination of Barrick and Randgold holds interests in thirteen producing gold mines, which are located in Argentina, Australia, Canada, Côte d’Ivoire, the Democratic Republic of Congo, the Dominican Republic, Mali, Papua New Guinea, Peru and the United States. We also hold a 63.9% equity interest in Acacia Mining plc (“Acacia”), a company listed on the London Stock Exchange (“LSE”) that owns gold mines and exploration properties in Africa, principally in Tanzania. Our copper business contains a wholly-owned copper mine in Zambia and 50% interests in copper mines in Chile and Saudi Arabia. We also have projects located throughout the Americas and Africa. We sell our production in the world market through the following distribution channels: gold bullion is sold in the gold spot market; and gold and copper concentrate is sold to independent smelting companies. Barrick changed its ticker symbol on the New York Stock Exchange (“NYSE”) from ABX to GOLD beginning on the merged company’s first day of trading on January 2, 2019. Barrick continues to trade on the Toronto Stock Exchange under the symbol ABX.

[1]	Reflects revenue and production prior to the merger with Randgold on January 1, 2019.

Our Strategy

Our strategy is to operate as business owners, focused on returns to shareholders by optimizing return on free cash flow, alongside managing risk to create long-term value for our shareholders and partnering with host governments and communities to transform their natural resources into sustainable benefits and mutual prosperity. We aim to achieve this through the following:

Asset Quality

•

Grow and invest in a portfolio of Tier One Gold Assets, Tier Two Gold Assets and Strategic Assets[10] with an emphasis on organic growth. We will focus our efforts on identifying, investing in and developing assets that meet our investment criteria. With respect to Tier One Gold Assets, we are focused on assets with a reserve potential greater than 5 million ounces of gold that will generate an internal rate of return (IRR) of at least 15%. With respect to Tier Two Gold Assets, we are focused on assets with a reserve potential of greater than 3 million ounces of gold that will generate an IRR of at least 20% (in each case based on our long-term gold price assumptions). Near-term priorities include Goldrush, Fourmile, Turquoise Ridge and the strategic partnership with Shandong Gold in the El Indio belt.

•	Sell non-core assets over time in a disciplined manner.
•	Brownfields focus on Goldstrike, and Loulo-Gounkoto Complex and Kibali, which were both added to our portfolio as a result of the merger with Randgold.
•	Invest in exploration across extensive land positions in many of the world’s most prolific gold districts.
•	Maximize the long-term value of a strategic Copper Business[11].

Operational Excellence

•	Fully implement a flat management structure with a strong ownership culture.
•	Streamline management and operations, and hold management accountable for the businesses they manage.
•	Leverage innovation and technology to drive industry-leading efficiencies.
•	Build trust-based partnerships with host governments, business partners, and local communities to drive shared long-term value.
•	Strive for zero harm workplaces.

Sustainable Profitability

•	Disciplined approach to growth, emphasizing long-term value for all stakeholders.
•	Increased returns to shareholders driven by a focus on return on capital, internal rate of return and free cash flow.

BARRICK YEAR-END 2018	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

FULL YEAR FINANCIAL AND OPERATING HIGHLIGHTS

1

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 61 to 76 of this MD&A.

2

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces sold. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds sold (including our proportionate share of copper pounds sold from our equity method investments).

3

Outlook for 2019 includes Loulo-Gounkoto on an 80% basis, Kibali on a 45% basis, Tongon on an 89.7% basis, and Morila on a 40% basis, which were acquired as a result of the merger with Randgold on January 1, 2019.

BARRICK YEAR-END 2018	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per share amounts in dollars)		For the years ended December 31		For the three months ended December 31
	2018	2017	2016	2018	2017
Net (loss) earnings attributable to equity holders of the Company	($1,545)	$1,438	$655	($1,197)	($314)

Per share (dollars)[1]	(1.32)	1.23	0.56	(1.02)	(0.27)

Adjusted net earnings[2]	409	876	818	69	253

Per share (dollars)[1,2]	0.35	0.75	0.70	0.06	0.22

Operating cash flow	1,765	2,065	2,640	411	590

Free cash flow[2]	$365	$669	$1,514	$37	$240
1	Calculated using weighted average number of shares outstanding under the basic method of earnings per share of 1,167 million shares in 2018 (2017: 1,166 million shares; 2016: 1,165 million shares).
2

Adjusted net earnings, adjusted net earnings per share, and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measures, please see pages 61 to 76 of this MD&A.

In 2018, we generated net cash flow provided by operating activities (“operating cash flow”) of $1.8 billion and free cash flow1 of $365 million for the year. Our cost of sales applicable to gold4 increased by $98 per ounce to $892 per ounce, while our all-in sustaining costs1 (“AISC”) increased by 7% to $806 per ounce. Our cost of sales applicable to copper4 increased by $0.63 per pound to $2.40 per pound, while our AISC1 increased by 21% to $2.82 per pound. The increases for both gold and copper reflect the impact of lower sales volume, and higher capital expenditures on a per ounce basis as we increased investments in the future of our business.

In 2018, we recognized $900 million ($799 million net of tax and non-controlling interest) of impairments, mainly relating to a non-current asset impairment of $405 million (no tax impact) at Lagunas Norte following the decision not to proceed with the treatment of refractory sulphide ore project (“PMR”) at this time; and a non-current asset impairment of $246 million (pre-tax) and a goodwill impairment of $154 million (no tax impact) at Veladero reflecting an increase in the cost structure related to increasing government imposts coupled with higher energy costs. In addition, an inventory impairment of $166 million (no tax impact) was recorded as we concluded that the Lagunas Norte project related to the processing of carbonaceous material (“CMOP”) does not meet our investment criteria. We also recorded deferred tax expense of $673 million and $141 million related to de-recognition of the deferred tax assets in Canada and Peru, respectively. It was determined that the realizability of these deferred tax assets was no longer probable due to management’s focus on growing the business globally, particularly on our Tier One Gold Assets outside of Canada, the updated mine plan at Lagunas Norte and a change in our expected approach to financing future reclamation activities in Peru.

Balance Sheet and Liquidity

Our liquidity position is strong and continues to improve, with robust cash flow generation, modest near-term debt repayment obligations, a $3 billion undrawn credit facility and a consolidated cash balance of approximately $1.6 billion3. As discussed on page 28, on January 1, 2019, we completed the merger with Randgold. As at December 31, 2018, Randgold had $0.7 billion of cash and cash equivalents, which would bring the cash position of the combined company to $2.3 billion from January 1, 2019, and had no debt outstanding.

In 2018, we reduced our total debt by $685 million, or 11%, from $6.42 billion to $5.74 billion. We currently have less than $50 million2 in debt due before 2020, and approximately $5 billion of our outstanding debt matures after 2032. We increased the dividend by 33% from $0.12 per share in respect of the 2017 financial year to $0.16 per share in respect of the 2018 financial year. Barrick has targeted a quarterly dividend of $0.04 per share, commencing with the dividend we anticipate declaring in April 2019 in respect of the first quarter of 2019.

BARRICK YEAR-END 2018	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Earnings (Loss), Adjusted Net Earnings1, Operating Cash Flow and Free Cash Flow1

1

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measures, please see pages 61 to 76 of this MD&A.

2	Estimated impact of foreign exchange.

Net earnings attributable to equity holders of Barrick (“net earnings”) for 2018 was a net loss of $1,545 million compared with net earnings of $1,438 million in the prior year. This significant decrease in net earnings was primarily due to net impairment charges of $900 million ($799 million net of tax and non-controlling interest), primarily relating to impairments of $405 million (no tax impact) of non-current assets at Lagunas Norte, and $246 million ($160 million net of tax) of non-current assets and $154 million (no tax impact) of goodwill at the Veladero mine. This was combined with the de-recognition of deferred tax assets of $814 million, and inventory impairment at Lagunas Norte of $166 million. After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $409 million in 2018 were $467 million lower than the prior year primarily due to the impact of lower grades and recoveries across most operations as disclosed in previous guidance combined with higher direct mining costs and the divestment of 50% of the Veladero mine on June 30, 2017. The increase in direct mining costs was mainly attributable to higher energy prices and consumption. This was further impacted by lower throughput at Acacia as a result of reduced operations at Bulyanhulu, lower tonnage processed at Lagunas Norte, and higher government imposts at Veladero. This was partially offset by lower income tax expense related to lower earnings and sales volumes, and lower depreciation. Earnings were also positively impacted by favorable foreign exchange movements and higher realized gold prices1 of $1,267 per ounce compared to $1,258 per ounce in the prior year.

Significant adjusting items to net earnings (pre-tax and non-controlling interest effects) in 2018 include:

•	$900 million ($799 million net of tax and non-controlling interest) in net impairment charges primarily relating to Veladero and Lagunas Norte;

•

$742 million in significant tax adjustments primarily relating to the de-recognition of deferred tax assets of $814 million, partially offset by a deferred tax recovery of $107 million on United States withholding taxes;

•

Additional adjustments relating to the inventory impairment at Lagunas Norte of $166 million, a write-off of a Western Australia long-term stamp duty tax receivable of $43 million, and costs associated with the merger with Randgold of $37 million; partially offset by

•	$68 million ($46 million net of tax and non-controlling interest) in disposition gains mainly relating to the sale of a non-core royalty asset at Acacia.

Refer to page 62 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and prior year.

BARRICK YEAR-END 2018	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measures, please see pages 61 to 76 of this MD&A.

In 2018, we generated $1,765 million in operating cash flow, compared to $2,065 million of operating cash flow in the prior year. The decrease of $300 million was due to the impact of lower grades and recoveries across most operations as disclosed in previous guidance combined with higher direct mining costs and the divestment of 50% of the Veladero mine on June 30, 2017. The increase in direct mining costs was mainly attributable to higher energy prices and consumption. This was further impacted by lower throughput at Acacia as a result of reduced operations at Bulyanhulu, lower tonnage processed at Lagunas Norte, and higher government imposts at Veladero. This was partially offset by a favorable movement in working capital, mainly as a result of increased drawdown of inventory and the timing of payments and changes in other current assets and liabilities. Operating cash flow was also positively affected by lower cash taxes paid as a result of lower earnings and sales volumes, and higher realized gold prices1 of $1,267 per ounce compared to $1,258 per ounce in the prior year.

Free cash flow1 for 2018 was $365 million, compared to $669 million in the prior year, reflecting lower operating cash flows. Capital expenditures were in line with the prior year, as an increase in project capital expenditures was offset by a decrease in minesite sustaining capital expenditures. The increase in project capital expenditures is primarily a result of greater spending incurred at Crossroads, the Cortez Range Front declines, the Goldrush exploration declines, the Deep South Expansion at Barrick Nevada, and the construction of the third shaft at Turquoise Ridge. Minesite sustaining capital expenditures decreased mainly due to the completion of several initiatives occurring in the prior year, including the Goldstrike underground cooling and ventilation project; digitization initiatives; the autoclave thiosulfate water treatment plant conversion at the Goldstrike autoclaves; the optimization of development sequencing at Turquoise Ridge; and the construction of phases 4B and 5B of the leach pad expansion at Veladero.

BARRICK YEAR-END 2018	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

Safety

Our safety vision is “Every person going home safe and healthy every day.” In 2018, we operated with zero fatalities and continued to improve our total reportable injury frequency rate5 (“TRIFR”) year over year, decreasing our rate across all operations by 9% - from 0.35 to 0.32. We have achieved a 44% improvement in the TRIFR (from 0.58 in 2014) over the past 5 years.

Barrick is fully committed to the safety, health and well-being of our people, their families and the communities in which we operate. In late 2018, the weekly Business Plan Review meetings transitioned to a weekly Executive Committee Review which is now the main forum for senior management to review our current safety performance, share lessons learned and communicate best practices across our business. Our safety metrics demonstrate improvements in performance and we will continue our efforts to further reduce injury occurrences.

Strong safety leadership, transparency and an engaged, knowledgeable workforce provide the foundation for Barrick’s safety culture. To provide our people with the data and information needed to perform their work safely, we have implemented a new enterprise-wide Health, Safety, and Environmental (“HSE”) and Risk Management software system. This was achieved through a collaborative effort that involved personnel from all Barrick sites and regional offices.

Planning and implementation workshops were carried out this year with a cross section of personnel from all sites and regional offices to review and improve our fatality prevention controls. Outputs from these efforts include updated workforce engagement and hazard control evaluation tools, along with a renewed management commitment to identify and reinforce actions that will promote the safest and healthiest workplaces possible. Internal management system assurance reviews were also carried out this year to promote continuous improvement of hazard controls associated with mobile equipment and fire protection/prevention systems.

Environment

Barrick continues to rebuild our reputation for environmental excellence and aims to become the world’s most valued gold mining business by delivering sustainable returns for our owners and partners, including the host communities and countries in which we operate. In 2018, our operations made progress on developing and implementing the ICMM Critical Control Management Plans for reliable environmental performance within our operations. The results of these efforts are demonstrated by a sustained reduction of environmental incidents over the past 5 years. Globally, Barrick has achieved an 87% reduction in Reportable Environmental Incidents between 2014 and 2018. There were zero Significant Environmental Incidents in 2018.

Climate Change

Climate change, including shifts in temperature and precipitation and more frequent severe weather events, could affect the mining industry in a range of possible ways. Volatile climatic conditions can affect the stability and effectiveness of infrastructure and equipment; potentially impact environmental protection and site closure practices; lead to changes in the regulatory environment, including increased carbon tax regimes; and potentially impact the stability and cost of water and energy supplies. We therefore view climate change as a company, community, and global concern. In 2018, we continued to implement the climate change strategy we developed in 2017, which is aligned with our overall business strategy to grow free cash flow per share through safe and responsible mining.

Barrick’s climate change strategy has three pillars: understand and mitigate the risks associated with climate change; reduce our impacts on climate change; and improve our disclosure on climate change. Action taken on each pillar in 2018 is described below.

Understand and mitigate the risks associated with climate change

In 2018, climate change was incorporated into Barrick’s formal risk assessment process, whereby sites included climate-related factors into their risk assessment process (e.g., by considering the impact of increased precipitation, drought, or severe storms on operations as well as on communities near our operations). This followed the risk and opportunity assessment we conducted in 2017, where we identified three primary climate-related risks and opportunities for our business: an increase in extended duration extreme precipitation events; an increase in climate change regulations to limit greenhouse gas (“GHG”) emissions; and increased global investment in innovation and low carbon technologies.

BARRICK YEAR-END 2018	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reduce the Company’s impact on climate change

Mining is an energy-intensive business, and we understand the important link between energy use and GHG emissions. By effectively managing our energy use, we can reduce our draw from local energy grids, reduce our GHG emissions, achieve more efficient production, and save direct mining costs. In 2018, a tangible example of this was the announcement of our plan to convert the Quisqueya I power generation facility in the Dominican Republic from heavy fuel oil to natural gas in 2019. Converting the facility is expected to reduce GHG emissions associated with Pueblo Viejo by approximately 260 thousand CO2 equivalent tonnes per year and reduce costs, which are reflected in our guidance.

Overall, our GHG emissions in 2018 were 4.0 million CO2 equivalent tonnes (MT CO2e), which is consistent with our shorter-term GHG emissions management goals.

Improve our disclosure on climate change

In 2018, we published our 2017/18 Climate report, which describes our climate change strategy, identified climate-related risks and opportunities, and reported on emissions for all operating facilities and power plants. Publishing this report reflects our commitment to the voluntary disclosure of our emissions.

Throughout 2018, the Board’s Corporate Responsibility Committee, which met quarterly, was responsible for overseeing Barrick’s policies, programs, and performance relating to the environment, including climate change. The Risk Committee assisted the Board in overseeing the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into our formal risk management process, outputs of which were reviewed by the Risk Committee throughout 2018 (as of January 1, 2019, this Committee has been combined with the Audit Committee). In addition, the Audit Committee reviewed the Company’s approach to climate change in the context of Barrick’s public disclosure.

Throughout 2018, at the management level, our Climate Change Committee, comprised of senior members of our management team, provided strategic oversight and governance over key decisions related to Barrick’s Climate Change Strategy. In 2018, the Climate Change Committee focused on site-level assessment and mitigation of climate-related risk; monitoring progress against GHG emissions targets; providing guidance on external disclosures; and initiating a climate change scenario analysis project.

Further to the specific focus of the Climate Change Committee, regular review meetings throughout 2018 allowed for the discussion of opportunities and risks that may help or hinder the Company from achieving its objectives, including climate-related risks (e.g., spring snow melts, hurricanes, flooding, and mud slides). Additionally, during mine site optimization reviews undertaken in the fourth quarter, each site presented for review their life of mine energy and GHG reduction plans.

We expect climate change activities to continue into 2019 and beyond. Site-level climate-related risks and mitigation plans will continue to be reviewed in the context of the company-

wide risk assessment, and site-level plans to reduce energy and GHG emissions will be strengthened. We also expect to sustain our climate-related disclosure. Overall, based on the work completed in 2018, Barrick continues to build resilience to withstand the potential impacts of climate change and leverage potential opportunities as the global economy transitions to a low-carbon future.

Following the merger between Barrick and Randgold on January 1, 2019, we are reviewing how climate-related risks and opportunities will be governed in the new company.

Reserves and Resources

Barrick’s 2018 reserves were calculated using a gold price assumption of $1,200 per ounce, consistent with 2017. As of December 31, 2018, Barrick’s proven and probable gold reserves were 62.3 million ounces6, compared to 64.4 million ounces at the end of 2017.9 While 5.4 million ounces of reserves were depleted through mining and processing, the Company added 3.2 million ounces of reserves at an average grade of 4.7 grams per tonne, significantly higher than our overall reserve grade of 1.56 grams per tonne. Reserves at our underground operations, where the majority of the Company’s future production will come from, were replaced, with additions at Turquoise Ridge, Goldstrike, Hemlo and Porgera.

In 2018, measured, indicated, and inferred gold resources were calculated using a gold price assumption of $1,500 per ounce, consistent with 2017. Measured and indicated gold resources increased slightly to 88.8 million ounces6, compared to 88.6 million ounces at the end of 2017.9 Inferred gold resources also increased to 33.5 million ounces at the end of 20186, compared to 30.8 million ounces at the end of 2017.9

Approximately 1.25 million ounces of proven and probable reserves, 1.3 million ounces of measured and indicated resources, and 1.2 million ounces of inferred resources (Barrick’s 63.9 percent share) were removed at Acacia’s Bulyanhulu operation following a review by Acacia of the mine’s geological and mineral resource models, and other optimization work.6

Copper reserves and resources for 2018 were calculated using a copper price of $2.75 per pound and $3.50 per pound, respectively, consistent with 2017. As of December 31, 2018, proven and probable copper reserves were 10.6 billion pounds6, compared to 11.2 billion pounds at the end of 2017.9 Measured and indicated copper resources, including copper contained within measured and indicated gold resources, were 11.6 billion pounds6, compared to 11.7 billion pounds at the end of 2017.9 Inferred copper resources were 2.8 billion pounds as of December 31, 2018, compared to 3.0 billion pounds at the end of 2017.9

BARRICK YEAR-END 2018	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

BARRICK YEAR-END 2018	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Business Developments

Randgold Merger

On September 24, 2018, we announced an agreement on the terms of a recommended share-for-share merger of Barrick and Randgold. The transaction closed on January 1, 2019, with Barrick acquiring 100% of the issued and outstanding Randgold shares. Each Randgold shareholder received 6.1280 common shares of Barrick for each Randgold share, which resulted in the issuance of 583,669,178 Barrick common shares. After this share issuance, Barrick shareholders owned 66.7%, while former Randgold shareholders owned 33.3%, of the shares of the combined company. We have determined that this transaction represents a business combination with Barrick identified as the acquirer. Based on the December 31, 2018 closing share price of Barrick’s common shares, the total consideration of the acquisition is $7.9 billion. We began consolidating the operating results, cash flows and net assets of Randgold from January 1, 2019. Randgold was a publicly traded mining company with ownership interests in the following gold mines: Kibali in the Democratic Republic of Congo; Tongon in Côte d’Ivoire; Loulo-Gounkoto and Morila in Mali; and the Massawa project in Senegal.

Management Structure Refinements

Barrick now has a new management team, effective January 1, 2019. Mark Bristow is now President and Chief Executive Officer of Barrick. Mark was formerly the Chief Executive Officer of Randgold, a position he held since its incorporation in 1995. Graham Shuttleworth is now Senior Executive Vice-President and Chief Financial Officer of Barrick, having formerly served as Randgold‘s Chief Financial Officer. Kevin Thomson, Senior Executive Vice-President, Strategic Matters, continues in the role to which he was appointed at Barrick in October 2014.

In addition, Barrick will be managed by three regional Chief Operating Officers, each of whom report to the President and CEO. Mark Hill, formerly Barrick’s Chief Investment Officer, was appointed Chief Operating Officer, LATAM and Australia Pacific. Willem Jacobs, formerly Randgold’s General Manager East and Central Africa, was appointed Chief Operating Officer, Africa and Middle East. Catherine Raw, formerly Barrick’s Chief Financial Officer, was appointed to Chief Operating Officer, North America.

Kelvin Dushnisky, formerly Barrick’s President, left Barrick at the end of August 2018.

Board Renewal & Appointments

Following the closing of the Randgold merger, Barrick’s Board of Directors was reconstituted with the following nine directors: John Thornton (executive chairman), Mark Bristow, María Ignacia Benítez, Gustavo Cisneros, Christopher Coleman, Michael Evans, Brian Greenspun, Brett Harvey (lead independent director), and Andrew Quinn.

Investment in Shandong Gold Mining

In September 2018, we entered into a mutual investment agreement with Shandong Gold Group Co., Ltd. (“Shandong Gold”), further strengthening Barrick’s partnership with one of China’s leading mining companies. Under the agreement, Shandong Gold will purchase up to $300 million of Barrick shares, and Barrick will invest an equivalent amount in shares of Shandong Gold Mining Co., Ltd., a publicly listed company controlled by Shandong Gold. Shares will be purchased in the open market and purchases made by Barrick will be accounted for as an available-for-sale financial asset presented in other non-current assets with future changes in fair value recorded in other comprehensive income. As at December 31, 2018, Shandong Gold had purchased approximately $198 million of shares of Barrick and Barrick had purchased approximately $120 million of shares of Shandong Gold Mining Co., Ltd., which had a fair value of $168 million as of February 6, 2019.

Hemlo Royalty Acquisition

In July 2018, Barrick acquired a 2.5% Gross Revenue Royalty for $14.9 million on certain surface and mineral lands adjacent to the Hemlo property in Ontario which was originally granted to Newmont Mining Corporation as part of the land acquisition in 2015. The royalty covers approximately 37% of Barrick’s overall land holding at Hemlo and includes large highly prospective areas immediately west of the current operation. Drilling up to 800m beyond the limits of the existing resource has partly validated that ore grade mineralization is continuous. The area covered by the royalty could represent potentially significant mine life extensions given the more favorable economics without the royalty.

Investment in Midas Gold

In May 2018, we announced the acquisition of 46.55 million common shares, representing approximately 19.9 percent of issued and outstanding common shares of Midas Gold Corporation in a non-brokered private placement for total consideration of $38 million. Upon acquisition of the shares, we accounted for our interest as an available-for-sale financial asset presented in other non-current assets with future changes in fair value recorded in other comprehensive income.

Bald Mountain Exploration JV Disposition

In October 2018, Barrick sold its remaining interest in the Bald Mountain Exploration Joint Venture to an affiliate of Kinross Gold Corporation, which was formed as part of the sale of the Bald Mountain asset in January 2016. In consideration for its interest, Barrick received US$15.5 million in cash and a 1.25% NSR on the property.

Debt Management

In July 2018, Barrick completed a make-whole repurchase of the approximately $629 million of outstanding principal amount of the 4.40% Notes due 2021 and incurred a related loss on debt extinguishment of $29 million in the third quarter of 2018. The debt repayment is expected to result in an annualized interest saving of approximately $28 million.

BARRICK YEAR-END 2018	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook for 2019

Operating Unit Guidance

Our 2018 gold and copper production, cost of sales, cash costs1, all-in sustaining costs1 and 2019 forecast gold and copper production, cost of sales, cash costs1 and all-in sustaining costs1 ranges by operating unit are as follows:

Operating Unit	2018 production (000s ozs)	2018 cost of sales[1] ($/oz)	2018 cash costs[2] ($/oz)	2018 all-in sustaining costs[2] ($/oz)	2019 forecast production (000s ozs)	2019 forecast cost of sales[1] ($/oz)	2019 forecast cash costs[2] ($/oz)	2019 forecast all-in sustaining costs[2] ($/oz)
Gold

Barrick Nevada[3]	2,100	$818	$507	$649	1,750 - 1,900	$920 - $970	$640 - $690	$850 - $900

Pueblo Viejo (60%)	581	750	465	623	550 - 600	780 - 830	465 - 510	610 - 650

Loulo-Gounkoto (80%)[4,5]					520 - 570	800 - 850	575 - 625	810 - 850

Kibali (45%)[4,5]					330 - 350	890 - 940	555 - 605	670 - 730

Kalgoorlie (50%)	314	899	732	857	280 - 300	920 - 970	740 - 790	920 - 960

Turquoise Ridge (75%)	268	783	678	756	270 - 310	655 - 705	550 - 600	680 - 730

Tongon (89.7%)[4,5]					250 - 270	945 - 995	710 - 760	780 - 820

Porgera (47.5%)	204	996	796	1,083	240 - 260	980 - 1,030	800 - 850	985 - 1,025

Veladero (50%)	278	1,112	629	1,154	230 - 250	1,250 - 1,350	770 - 820	1,150 - 1,250

Hemlo	171	1,157	1,046	1,318	200 - 220	890 - 940	765 - 815	1,100 - 1,200

Acacia (63.9%)	334	876	680	905	320 - 350	920 - 970	665 - 710	860 - 920

Other Sites[6]	277	1,387	590	778	190 - 250	1,075 - 1,165	895 - 945	1,055 - 1,115
Total Consolidated Barrick[5,7,8,9]	4,527	$892	$588	$806	5,100 - 5,600	$880 - $940	$650 - $700	$870 - $920

	2018 production (millions lbs)	2018 cost of sales[1] ($/lb)	2018 C1 cash costs[2] ($/lb)	2018 all-in sustaining costs[2] ($/lb)	2019 forecast production (millions lbs)	2019 forecast cost of sales[1] ($/lb)	2019 forecast C1 cash costs[2] ($/lb)	2019 forecast all-in sustaining costs[2] ($/lb)
Copper

Lumwana	224	$2.51	$2.08	$3.08	210 - 240	$2.25 - $2.50	$1.80 - $2.10	$2.75 - $3.15

Zaldívar (50%)	104	2.55	1.97	2.47	120 - 130	2.40 - 2.70	1.65 - 1.85	2.00 - 2.20

Jabal Sayid (50%)	55	1.73	1.53	1.92	45 - 60	2.00 - 2.30	1.60 - 1.90	1.60 - 1.90
Total Copper[9]	383	$2.40	$1.97	$2.82	375 - 430	$2.30 - $2.70	$1.70 - $2.00	$2.40 - $2.90

1

2018 cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces sold. 2019 cost of sales applicable to gold per ounce also removes the non-controlling interest of 20% Loulo-Gounkoto and 10.3% of Tongon from cost of sales. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds sold (including our proportionate share of copper pounds sold from our equity method investments).

2

Cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measures, please see pages 61 to 76 of this MD&A.

3	Reflects production and sales from Goldstrike, Cortez, and South Arturo on a 60% basis, which reflects our equity share.
4	These sites were acquired as a result of the merger with Randgold on January 1, 2019, and therefore no 2018 figures are provided.
5	2019 forecast cost of sales does not include the impact of the Randgold purchase price allocation.
6	Other sites for 2018 includes Lagunas Norte and Golden Sunlight. 2019 also includes Morila on a 40% basis, which was acquired as a result of the merger with Randgold on January 1, 2019.
7	Total gold cash costs and all-in sustaining costs per ounce include the impact of hedges and/or costs allocated to non-operating sites.
8

Operating unit guidance ranges reflect expectations at each individual operating unit, and may not add up to the company-wide guidance range total. The company-wide 2018 results and guidance ranges exclude Pierina which is mining incidental ounces as it enters closure.

9	Includes corporate administration costs.

BARRICK YEAR-END 2018	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Unit, Consolidated Expense and Capital Guidance

Our 2018 gold and copper production, cost of sales, cash costs1, all-in sustaining costs1, consolidated expenses and capital expenditures and forecast gold and copper production, cost of sales, cash costs1, all-in sustaining costs1, consolidated expenses and capital expenditures for 2019 are as follows:

($ millions, except per ounce/pound data)	2018 Original Guidance	Q3 2018 Guidance	2018 Actual	2019 Guidance
Gold production and costs

Production (millions of ounces)	4.50 - 5.00	4.50 - 5.00	4.53	5.10 - 5.60

Gold unit production costs

Cost of sales - gold ($ per oz)[2]	810 - 850	810 - 850	892	880 - 940

Cash costs ($ per oz)[1]	540 - 575	540 - 575	588	650 - 700

Depreciation ($ per oz)[2]	240 - 260	240 - 260	248	215 - 235

All-in sustaining costs ($ per oz)[1]	765 - 815	765 - 815	806	870 - 920

Copper production and costs

Production (millions of pounds)	385 - 450	345 - 410	383	375 - 430

Copper unit production costs

Cost of sales - copper ($ per lb)	1.80 - 2.10	2.00 - 2.30	2.40	2.30 - 2.70

C1 cash costs ($ per lb)[1]	1.55 - 1.75	1.80 - 2.00	1.97	1.70 - 2.00

Depreciation ($ per lb)	0.40 - 0.50	0.40 - 0.50	0.65	0.60 - 0.70

Copper all-in sustaining costs ($ per lb)[1]	2.30 - 2.60	2.55 - 2.85	2.82	2.40 - 2.90

Exploration and project expenses	325 - 405	325 - 405	383	280 – 340

Exploration and evaluation	185 - 225	185 - 225	166	160 – 170

Project expenses	140 - 180	140 - 180	217	120 - 150

General and administrative expenses	~340	~300	265	~200

Corporate administration	~275	~235	212	~140

Stock-based compensation[3]	~30	~30	27	~40

Acacia[4]	~35	~35	26	~20

Other expense (income)	80 - 100	80 - 100	90	80 - 100

Finance costs, net[5]	500 - 550	500 - 550	545	500 - 550

Attributable capital expenditures:

Attributable minesite sustaining	950 - 1,100	950 - 1,100	946	1,100 - 1,300

Attributable project	450 - 550	450 - 550	467	300 - 400

Total attributable capital expenditures[6]	1,400 - 1,600	1,400 - 1,600	1,413	1,400 - 1,700

1

Cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measures, please see pages 61 to 76 of this MD&A.

2	2019 guidance does not include the impact of the Randgold purchase price allocation.
3	2018 actual based on US$13.54 and 2019 guidance based on a three month trailing average ending December 31, 2018 of US$12.40 per share and excludes Acacia.
4	Acacia general and administrative expenses is substantially comprised of stock-based compensation.
5	2018 actual includes a net loss on debt extinguishment of $29 million.
6

Attributable capital expenditures are presented on the same basis as guidance, which includes our 60% share of Pueblo Viejo and South Arturo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 63.9% share of Acacia and our 50% share of Zaldívar and Jabal Sayid.

2019 Guidance Analysis

Estimates of future production, cost of sales, and cash costs1 presented in this MD&A are based on mine plans that reflect the expected method by which we will mine reserves at each site. Actual gold and copper production and associated costs may vary from these estimates due to a number of operational and non-operational risk factors (see the “Cautionary Statement on Forward-Looking Information” on page 17 of this MD&A for a description of certain risk factors that could cause actual results to differ materially from these estimates).

Production

We expect 2019 gold production to be in the range of 5.1 to 5.6 million ounces with production in the second half of the year to be slightly higher than the first half. As the merger between Barrick and Randgold was effective on January 1, 2019, gold production in 2019 is expected to be higher than 2018 as a result of inclusion of a full year of production from our 80% interest in Loulo-Gounkoto, our 45% interest in Kibali, our 89.7% interest in Tongon and our 40% interest in Morila. Offsetting the inclusion of these additional production sources, production from Barrick Nevada is expected to be lower in 2019 relative to 2018 primarily due to the cessation of Cortez Hills open pit operations in the first half of 2019.

BARRICK YEAR-END 2018	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

Production at Pueblo Viejo and Turquoise Ridge in 2019 is expected to be in line with 2018 production levels. At Veladero, we expect 2019 production to be lower than 2018 production levels as a result of lower grades from the mine in 2019.

Cost of Sales

On a per ounce basis, cost of sales applicable to gold4, after removing the portion related to non-controlling interests, is expected to be in the range of $880 to $940 per ounce, higher than the prior year. The projected increase is mainly due to higher cash costs per ounce1 at Barrick Nevada. We are planning to mitigate those rising costs with a continued focus on lowering our other direct mining costs by improving operating efficiencies and lowering labor and contractor costs.

Cash Costs per ounce1

Cash costs per ounce1 are expected to be in the range of $650 to $700, higher than the prior year due to increases at Barrick Nevada, offset by lower cash costs at Turquoise Ridge and the inclusion of lower cost production from Loulo-Gounkoto and Kibali.

We expect Barrick Nevada to have higher cash costs per ounce1 than 2018 driven primarily by the cessation of the comparatively high-grade, low cost Cortez Hills open pit in the first half of 2019, which negatively impacts Barrick Nevada’s overall production, sales mix and open pit costs from the continuing lower grade Cortez operations. This is expected to be partly offset by an increase in bulk mining rates at both Goldstrike and Cortez Hills underground operations.

We expect lower cash costs per ounce1 at Turquoise Ridge in 2019 compared to the prior year due to lower mining unit costs.

The inclusion of lower cost production from Loulo-Gounkoto and Kibali as a result of the merger with Randgold and lower mining unit costs at Turquoise Ridge is expected to partially offset these impacts on Barrick’s consolidated cash costs per ounce1.

All-In Sustaining Costs per ounce1

All-in sustaining costs per ounce1 are expected to be in the range of $870 to $920 for gold, higher than the $806 per ounce in 2018, driven primarily by the higher expected cash costs per ounce1 as well as an increase in minesite sustaining capital expenditures on a per ounce basis. In 2019, we expect to incur lower corporate administration expense. We will also continue to focus on reducing mining costs.

Exploration and Project Expenses

We expect to incur approximately $160 to $170 million of exploration and evaluation expenditures in 2019 with approximately 80 percent allocated to the Americas. Our exploration programs balance high-quality brownfield projects, greenfield exploration, and new discoveries that we believe may have the potential to become profitable mines. Exploration plans for North America in 2019 are heavily weighted to the Cortez District where deep drilling will continue to add resources, as well as test open mineralization, extensions, and concepts farther afield.

Consolidation of the Goldrush and Fourmile geology models is a top priority and in progress. We anticipate that Fourmile and Goldrush will be integrated and developed as a single project.

We expect to incur approximately $120 to $150 million of project expenses in 2019, compared to $217 million in 2018. In 2019, project expenses include the Pascua-Lama ongoing site costs, costs associated with our Donlin Gold Project and Norte Abierto (our joint venture with Goldcorp containing Cerro Casale and Caspiche) projects.

General and Administrative Expenses

In 2019, we expect corporate administration costs to be approximately $140 million, a decrease of $72 million compared to 2018. This reflects the impact of severance costs incurred in 2018 as a result of the decentralized operating model implementation in the second quarter of 2018, and the workforce reduction following the merger with Randgold. This is partially offset by integration costs in 2019.

Finance Costs, Net

Finance costs of $500 to $550 million primarily represent interest expense on long-term debt, non-cash interest expense relating to gold and silver streaming agreements, and accretion, net of finance income. We expect net finance costs in 2019 to be in line with 2018 finance costs of $545 million due in part to lower interest expense in 2019 following $0.7 billion of debt repayments in 2018. This is expected to be offset by an increase in interest expense as a result of implementing IFRS 16 Leases, which requires all leases with a few exceptions, to be accounted for as finance leases beginning on January 1, 2019. 2018 net finance costs included a $29 million net loss on the extinguishment of debt, and further debt repurchases could lead to additional losses on extinguishment that could cause an increase to forecasted 2019 finance costs.

Capital Expenditures

Total attributable capital expenditures for 2019 are expected to be in the range of $1,400 to $1,700 million. We continue to focus on the delivery of our project capital pipeline and we expect attributable project capital expenditures to be in the range of $300 to $400 million.

Approximately three quarters of our project capital expenditures in 2019 relates to building our next expected Tier One Gold Assets at Goldrush and Turquoise Ridge as well as the underground expansion and Crossroads project at Cortez. The remainder of project capital expenditure is associated with Zaldívar and Pascua-Lama.

Attributable minesite sustaining capital expenditures are expected to be in the range of $1,100 to $1,300 million compared to $946 million in 2018. The increase is primarily a result of the addition of the acquired Randgold sites with expected minesite sustaining expenditures in the range of $150 to $200 million as we expect minesite sustaining capital expenditures for all other sites to be in line with 2018 actuals.

Effective Income Tax Rate

At a gold price of $1,250/oz, our expected effective tax rate range for 2019 is between 40% to 50%. The rate is sensitive to relative sales in high versus low tax jurisdictions (i.e., sales mix), the proportion of income from our equity accounted investments and the level of non-tax affected costs in countries where we generate net losses.

BARRICK YEAR-END 2018	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook Assumptions and Economic Sensitivity Analysis

	2019 Guidance Assumption	Hypothetical Change	Impact on Revenue (millions)	Impact on Cost of Sales (millions)	Impact on All-in Sustaining Costs[1]
Gold revenue, net of royalties	$1,250/oz	+/- $100/oz	+/- $535	+/- $17	+/- $3/oz

Copper revenue, net of royalties	$2.75/lb	+/- $0.50/lb	+/- $201	+/- $18	+/- $0.04/lb
1

All-in sustaining costs is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 61 to 76 of this MD&A.

Risks and Risk Management

Overview

The ability to deliver on our vision, strategic objectives and operating guidance depends on our ability to understand and appropriately respond to the uncertainties or “risks” we face that may prevent us from achieving our objectives. In order to achieve this we:

•	Maintain a framework that permits us to manage risk effectively and in a manner that creates the greatest value;
•	Integrate a process for managing risk into all our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;
•	Actively monitor key controls we rely on to achieve the Company’s objectives so that they remain in place and are effective at all times; and
•	Provide assurance to the executives and relevant Committees of the Board of Directors on the effectiveness of key control activities.

Board and Committee Oversight

We maintain strong risk oversight practices, with responsibilities outlined in the Board’s and related committees’ mandates. The Board’s mandate makes clear its responsibility for reviewing and discussing with management the processes used to assess and manage risk, including the identification by management of the principal risks of the business, and the implementation of appropriate systems to deal with such risks.

The Audit & Risk Committee of the Board of Directors assists the Board in overseeing the Company’s management of principal risks as well as the implementation of policies and standards for monitoring and modifying such risks, and monitoring and reviewing the Company’s financial position and financial risk management programs generally. The Corporate Governance & Nominating Committee assists the Board in overseeing the Company’s environmental, safety and health, corporate social responsibility, and human rights programs, policies and performance.

Management Oversight

In late 2018, the weekly Business Plan Review meetings transitioned to a weekly Executive Committee Review which is now the main forum for senior management to raise and discuss risks facing the operations and organization more broadly. At regularly scheduled meetings, the Board and the Audit & Risk Committee are provided with updates on issues identified by management at these weekly sessions.

Principal Risks

The following subsections describe some of our key sources of uncertainty and most important risk modification activities. The risks described below are not the only ones facing Barrick. Our business is subject to inherent risks in financial, regulatory, strategic and operational areas. For a more comprehensive discussion of those inherent risks, see “Risk Factors” in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Also see the “Cautionary Statement on Forward-Looking Information” on page 17 of this MD&A.

Financial position and liquidity

Our liquidity profile, level of indebtedness and credit ratings are all factors in our ability to meet short- and long-term financial demands. Barrick’s outstanding debt balances impact liquidity through scheduled interest and principal repayments and the results of leverage ratio calculations, which could influence our investment grade credit ratings and ability to access capital markets. In addition, our ability to draw on our credit facility is subject to meeting its covenants. Our primary source of liquidity is our operating cash flow, which is dependent on the ability of our operations to deliver projected future cash flows. The ability of our operations to deliver projected future cash flows, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity.

Key risk modification activities:

•	Continued focus on generating positive free cash flow by improving the underlying cost structures of our operations in a sustainable manner;
•

Disciplined capital allocation criteria for all investments, to ensure a high degree of consistency and rigor is applied to all capital allocation decisions based on a comprehensive understanding of risk and reward;

•	Preparation of budgets and forecasts to understand the impact of different price scenarios on liquidity, and formulate appropriate strategies;
•	Reduced notional and lengthened average tenor of our outstanding debt through liability management activities; and
•	Other options available to the Company to enhance liquidity include drawing on our $3.0 billion undrawn credit facility, asset sales, joint ventures, or issuance of debt or equity securities.

BARRICK YEAR-END 2018	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

Improving free cash flow1 and costs

Our ability to improve productivity, drive down operating costs and reduce working capital remains a focus in 2019 and is subject to several sources of uncertainty. This includes our ability to achieve and maintain industry-leading margins by improving the productivity and efficiency of our operations through automation. We also recognize that effective cybersecurity is of high importance to address the ongoing threat of cyberattacks and have acted to improve our cybersecurity posture.

Key risk modification activities:

•

Formal project management protocols are established around these business transformation programs. The status of these projects is reviewed regularly to ensure the timely identification of key risk exposures that may affect their successful delivery;

•	Ongoing implementation of a digitization program to unlock the potential of digital mining including a cybersecurity strategy and program based on strong risk management principles; and
•	Business improvement initiatives established, and site owned to deliver the full potential of our mines and encompassing:
°	A standardized, performance-oriented measurement scorecard linking top operational and economic measures;
°	Technology enablers driven from site, targeting site specific requirements driving value to the business; and
°	Asset integrity program to improve availability of critical infrastructure.

Social license to operate

At Barrick, we are committed to building, operating, and closing our mines in a safe and responsible manner. To do this, we seek to build trust-based partnerships with host governments and local communities to drive shared long-term value while working to minimize the social and environmental impacts of our activities. Geopolitical risks such as resource nationalism and incidents of corruption are inherent for a company operating globally. Past environmental incidents in the extractive industry highlight the hazards (e.g., water management, tailings storage facilities, etc.) and the potential consequences to both the environment and community health and safety. Barrick also recognizes climate change as an area of risk requiring specific focus. Our ability to maintain compliance with regulatory and community obligations in order to protect the environment and our host communities alike remains one of our top priorities.

Key risk modification activities:

•

Our Corporate Governance & Nominating Committee assists the Board in overseeing the Company’s environmental, safety and health, corporate social responsibility, and human rights programs, policies and performance;

•	Our commitment to responsible mining is supported by a robust governance framework, setting out the Company’s expectations of our people, suppliers, and contractors in the conduct of their daily work;
•

At the core of this framework is the Code of Business Conduct and Ethics and Barrick’s management systems, programs, and policies. These provide a common standard by which all sites are expected to operate - from community, health, environmental, safety, security, human rights, and ethical perspectives;
•

We take a partnership approach with our home and host governments. This means we work to balance our own interests and priorities with those of our government partners, working to ensure that everyone derives real value from our operations;

•

We open our social and environmental performance to third-party scrutiny, including through the ISO 14001 re-certification process, International Cyanide Management Code audits, and annual human rights impact assessments; and

•	We continually review and update our closure plans and cost estimates to plan for environmentally responsible closure and monitoring of operations.

Resources and reserves and production outlook

Like any mining company, we face the risk that we are unable to discover or acquire new resources or that we do not convert resources into production. As we move into 2019 and beyond, our overriding objective of growing free cash flow per share is underpinned by a strong pipeline of organic projects and minesite expansion opportunities in our core regions. Uncertainty related to these and other opportunities exists (potentially both favorable and unfavorable) due to the speculative nature of mineral exploration and development as well as the potential for increased costs, delays, suspensions and technical challenges associated with the construction of capital projects.

Key risk modification activities:

•	Focus on responsible mineral resource management, continuously improve ore body knowledge, and add to and upgrade reserves and resources;
•	Grow and invest in a portfolio of Tier One Gold Assets, Tier Two Gold Assets and Strategic Assets with an emphasis on organic growth; and
•	Invest in exploration across extensive land positions in many of the world’s most prolific gold districts.

Market Overview

The market prices of gold, and, to a lesser extent, copper are the primary drivers of our profitability and our ability to generate free cash flow for our shareholders.

Gold

The price of gold is subject to volatile price movements over short periods of time and is affected by numerous industry and macroeconomic factors. During 2018, the gold price ranged from $1,160 per ounce to $1,366 per ounce. The average market price for the year of $1,268 per ounce represented an increase of 1% versus 2017.

BARRICK YEAR-END 2018	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

The price of gold generally fell over the course of mid-2018 before rising in the fourth quarter, experiencing its low in August and ending the year above the annual average. In the middle of the year, the gold price was negatively impacted by US dollar strength, rising US dollar interest rates, strong equity markets that reached record highs, and weakness in Chinese and Indian currencies. In the fourth quarter, the gold price was positively impacted by a downturn in equity markets coupled with an increase in volatility, and a reduction in US interest rates.

Copper

During 2018, London Metal Exchange (“LME”) copper prices traded in a range of $2.62 to $3.33 per pound, averaged $2.96 per pound, and closed the year at $2.71 per pound. Copper prices are significantly influenced by physical demand from emerging markets, especially China.

The price of copper traded up to four-year highs in June 2018, benefiting from strong global economic data, increases in the prices of other base metals, and concerns over potential supply disruptions from labor actions. Copper prices subsequently fell to the lows of the year due to a strengthening US dollar, a weakening Chinese yuan, and concerns over global trade due to tariff actions. A dearth of new projects scheduled to enter production in the coming years could positively impact prices should physical demand continue to grow.

We have provisionally priced copper sales for which final price determination versus the relevant copper index is outstanding at the balance sheet date. As at December 31, 2018, we recorded 51 million pounds of copper sales subject to final settlement at an average provisional price of $2.71 per pound. The impact to net income before taxation of a 10% movement in the market price of copper would be approximately $14 million, holding all other variables constant.

In 2018, we recorded hedge gains in earnings of $10 million relating to our option collar strategies (2017: $4 million loss and 2016: $nil). There are no copper collars remaining as at December 31, 2018.

Currency Exchange Rates

The results of our mining operations outside of the United States are affected by US dollar exchange rates. Although we have made dispositions, we continue to have exposure to the Australian and Canadian dollars through a combination of mine operating and corporate administration costs, as well as exposure to the Argentine peso through operating costs at our

Veladero mine, and peso denominated VAT receivable balances. In addition, we have exposure to the Chilean peso, Papua New Guinea kina, Peruvian sol, Zambian kwacha, Tanzanian shilling, Dominican peso, Communautè Financière Africaine franc, Euro, South African rand, and British pound through mine operating and capital costs.

Fluctuations in the US dollar increase the volatility of our costs reported in US dollars, subject to positions put in place through our currency hedging program. In 2018, the Australian dollar traded in a range of $0.70 to $0.81 against the US dollar, while the US dollar against the Canadian dollar and Argentine peso ranged from $1.22 to $1.37 and ARS 17.41 to ARS 41.58, respectively. During the year, the US dollar traded strongly and Treasury yields increased. Along with inflation pressures in Argentina and concerns by foreign investors about the country’s level of debt, this led to a continued weakening of the Argentine peso during the year. During 2018, we did not have any currency hedge positions, and are unhedged against foreign exchange exposures as at December 31, 2018 beyond spot requirements.

Fuel

For 2018, the price of West Texas Intermediate (“WTI”) crude oil traded in a wide range between $42 and $77 per barrel, with an average market price of $65 per barrel, and closed the year at $45 per barrel. During 2018, the price of crude oil rose to its highest levels since 2014 in early October before falling significantly over the remainder of the fourth quarter, reaching year-to-date lows in late December due to global economic concerns, financial market volatility, a strong US dollar, and increased US crude oil supply.

In 2018, we recorded hedge losses in earnings of $4 million on our fuel hedge positions (2017: $32 million loss and 2016: $47 million loss). A significant portion of these losses has already been recorded in the consolidated statements of income as an unrealized loss on non-hedge derivatives. Beginning in January 2015, upon early adoption of IFRS 9, Barrick’s fuel hedges qualified for hedge accounting and unrealized gains and losses began being recorded in Other Comprehensive Income.

US Dollar Interest Rates

Beginning in 2008, in response to the contraction of global credit markets and in an effort to spur economic activity and avoid potential deflation, the US Federal Reserve reduced the range for its benchmark rate to between 0% and 0.25%. The benchmark was kept at this level until December 2015, when the range was increased by 25 basis points. The range was

BARRICK YEAR-END 2018	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

raised by an additional 25 basis points in December 2016, 75 basis points over the course of 2017, and 100 basis points over the course of 2018. Further changes to short-term rates in 2019 are expected to be dependent on economic data as the US benchmark rate has gotten closer to an assumed neutral level.

At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($1.6 billion at December 31, 2018); the mark-to-market value of derivative instruments; the fair value of and ongoing payments under US dollar interest-rate swaps; the carrying value of certain long-lived assets and liabilities; and the interest payments on our variable-rate debt

($0.1 billion at December 31, 2018). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments. Changes in interest rates affect the accretion expense recorded on our provision for environmental rehabilitation and therefore would affect our net earnings.

BARRICK YEAR-END 2018	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF ANNUAL FINANCIAL RESULTS

Revenue

($ millions, except per ounce/pound data in dollars)		For the years ended December 31
	2018	2017	2016
Gold

000s oz sold[1]	4,544	5,302	5,503

000s oz produced[1]	4,527	5,323	5,517

Market price[2]	$1,268	$1,257	$1,251

Realized price[2,3]	1,267	1,258	1,248

Revenue	$6,600	$7,631	$7,908

Copper

millions lbs sold[1]	382	405	405

millions lbs produced[1]	383	413	415

Market price[2]	$2.96	$2.80	$2.21

Realized price[2,3]	2.88	2.95	2.29

Revenue	512	608	466

Other sales	131	135	184

Total revenue	$7,243	$8,374	$8,558
1	Includes our equity share of gold ounces from Acacia and Pueblo Viejo and copper pounds from Zaldívar and Jabal Sayid.
2	Per ounce/pound weighted average.
3

Realized price is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 61 to 76 of this MD&A.

In 2018, gold revenues were down 14% compared to the prior year primarily due to a decrease in gold sales volume, partially offset by higher realized gold prices1. The average realized gold price1 for 2018 was up $9 per ounce compared to the prior year reflecting the higher market gold prices in 2018, which averaged $11 per ounce higher than 2017.

In 2018, gold production was 796 thousand ounces or 15% lower than the prior year. Excluding the impact of the 50% divestment of the Veladero mine on June 30, 2017, gold production decreased by 13% or 685 thousand ounces compared to the prior year, mainly due to lower grades and recoveries across most operations as per previous guidance, lower throughput at Acacia as a result of reduced operations at Bulyanhulu, and lower tonnage processed at Lagunas Norte.

Copper revenues for 2018 were down 16% compared to the prior year due to lower copper sales volume, combined with lower realized copper prices1. In 2018, the realized copper price1 was down $0.07 per pound compared to 2017, while the market copper price increased by $0.16 compared to the prior year. The realized copper price1 was lower than the market copper price as a result of the impact of negative provisional pricing adjustments recorded in the first quarter of 2018.

Copper production for 2018 was 30 million pounds lower than the prior year. The decrease is mainly a result of lower production at Lumwana of 32 million pounds or 13% compared to the prior year, primarily due to mill shutdowns, crusher availability issues, and lower head grade and recoveries. This was combined with lower production at Zaldívar of 10 million pounds or 9% compared to the prior year, attributed to lower throughput, which was partially mitigated by higher grades and recoveries. This was partially offset by an increase in production at Jabal Sayid of 12 million pounds or 28% compared to the prior year, due to higher mined grade and throughput as the site was still ramping up in the prior year.

BARRICK YEAR-END 2018	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

Production Costs

($ millions, except per ounce/ pound data in dollars)		For the years ended December 31
	2018	2017	2016
Gold

Direct mining costs	$3,130	$3,063	$3,215

Depreciation	1,253	1,529	1,504

Royalty expense	196	206	224

Community relations	42	38	37

Cost of sales	$4,621	$4,836	$4,980

Cost of sales (per oz)[1]	892	794	798

Cash costs[2,3]	588	526	546

All-in sustaining costs[2,3]	806	750	730

Copper

Direct mining costs	$344	$274	$228

Depreciation	170	83	45

Royalty expense	39	38	41

Community relations	5	4	5

Cost of sales	$558	$399	$319

Cost of sales (per lb)[1]	2.40	1.77	1.41

C1 cash costs[2,3]	1.97	1.66	1.49

All-in sustaining costs[2,3]	$2.82	$2.34	$2.05

1

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces sold. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds sold (including our proportionate share of copper pounds sold from our equity method investments).

2	Per ounce/pound weighted average.
3

Cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 61 to 76 of this MD&A.

In 2018, cost of sales applicable to gold was 4% lower than the prior year primarily due to a decrease in sales volume driving lower depreciation costs and royalty expenses, and the divestment of 50% of the Veladero mine on June 30, 2017. This was partially offset by an inventory impairment of $166 million at Lagunas Norte. On a per ounce basis, cost of sales applicable to gold4 after removing the portion related to non-controlling interests, was 12% higher than the prior year primarily due to the impact of lower grades and recoveries across most operations as per previous guidance, combined with higher direct mining costs. The increase in direct mining costs was mainly due to higher energy prices and consumption.

In 2018, gold all-in sustaining costs1 were up $56 per ounce or 7% compared to the prior year primarily due to higher cost of sales, excluding the Lagunas Norte inventory impairment, and minesite sustaining capital expenditures on a per ounce basis.

In 2018, cost of sales applicable to copper was 40% higher than the prior year. The increase in direct mining costs is mainly attributed to higher maintenance costs due to mill shutdowns and crusher availability issues, higher energy consumption to truck ore to the crusher and tire costs due to road conditions at Lumwana. Depreciation expense was higher mainly as a result of the impairment reversal recorded in the fourth quarter of 2017 relating to Lumwana, resulting in higher non-current asset values to depreciate compared to the prior year. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted for and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper4, after including our proportionate share of cost of sales at our equity method investees, increased by 36% compared to the prior year primarily due to the impact of lower sales volume at Lumwana and Zaldívar, higher direct mining costs and depreciation expense at Lumwana as discussed above, and lower capitalized stripping as phase 6B was completed in the prior year at Zaldívar. This was slightly offset by the impact of higher sales volume at Jabal Sayid.

Copper all-in sustaining costs1, which have been adjusted to include our proportionate share of equity method investments, were 21% higher than the prior year primarily reflecting the higher cost of sales applicable to copper combined with higher minesite sustaining capital expenditures at Lumwana and Zaldívar.

Capital Expenditures1

($ millions)	For the years ended December 31
	2018	2017	2016
Minesite sustaining[2]	$975	$1,109	$944

Project capital expenditures[3,4]	459	273	175

Capitalized interest	9	—	—

Total consolidated capital expenditures	$1,443	$1,382	$1,119

Attributable capital expenditures[5]	$1,413	$1,364	$1,053

1	These amounts are presented on a 100% accrued basis, except for attributable consolidated capital expenditures.
2	Includes both minesite sustaining and mine development.
3	Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
4	Includes both minesite expansion and projects.
5	These amounts are presented on the same basis as our guidance, which include our 60% share of Pueblo Viejo and South Arturo, our 63.9% share of Acacia and our 50% share of Zaldívar and Jabal Sayid.

In 2018, total consolidated capital expenditures increased by 4% compared to the prior year primarily due to an increase in project capital expenditures, partially offset by a decrease in minesite sustaining capital expenditures.

Project capital expenditures increased by 68% primarily as a result of increased spending at Crossroads, the Cortez Range Front declines, Goldrush, and the Deep South Expansion at Barrick Nevada and construction of the third shaft at Turquoise Ridge. As at December 31, 2018, we have spent $37 million (including $4 million in the fourth quarter of 2018) out of a total estimated capital cost of $1.0 billion on Goldrush, $33 million (including $2 million in the fourth quarter of 2018) out of a total estimated capital cost of $106 million on the Deep South Expansion, and $62 million (including $3 million in the fourth quarter of 2018) out of an estimated capital cost of $300-$325 million (100% basis) on the construction of the third shaft at

BARRICK YEAR-END 2018	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Turquoise Ridge. Capitalized interest for the year relates to the Cortez Range Front declines.

Minesite sustaining capital expenditures decreased by 12% mainly due to the completion of several initiatives occurring in the prior year, including the Goldstrike underground cooling and ventilation project; digitization initiatives; the autoclave thiosulfate water treatment plant conversion at the Goldstrike autoclaves; the optimization of development sequencing at Turquoise Ridge; and the construction of phases 4B and 5B of the leach pad expansion at Veladero.

General and Administrative Expenses

($ millions)	For the years ended December 31
	2018	2017	2016

Corporate administration[1]	$212	$201	$159

Stock-based compensation[2]	27	26	42

Acacia	26	21	55

General & administrative expenses	$265	$248	$256
1	For the year ended December 31, 2018, corporate administration costs include approximately $63 million of severance costs (2017: $3 million; 2016: $9 million).
2	Based on US$13.54 share price as at December 31, 2018 (2017: US $14.47; 2016: US$15.98) and excludes Acacia.

General and administrative expenses were $17 million higher than the prior year mainly due to higher severance costs as a result of the implementation of a number of organizational reductions, including the decentralized operating model in the second and third quarter of 2018 and the workforce reduction resulting from the merger with Randgold, partially offset by lower corporate administration expenses resulting from these reductions.

Exploration, Evaluation and Project Costs

($ millions)	For the years ended December 31
	2018	2017	2016
Global exploration and evaluation	$121	$126	$88

Advanced project costs:

Pascua-Lama	77	122	59

Other	36	14	17

Corporate development	60	13	14

Business improvement and innovation	44	32	15

Global exploration and evaluation and project expense	$338	$307	$193

Minesite exploration and evaluation	45	47	44

Total exploration, evaluation and project expenses	$383	$354	$237

Exploration, evaluation and project costs for 2018 increased by $29 million compared to the prior year. The increase is primarily due to higher corporate development costs of $47 million primarily as a result of $37 million in transaction costs related to the merger with Randgold, and an increase in other advanced project costs of $22 million mainly attributed to the Pueblo Viejo plant expansion. This was partially offset by a decrease in advanced project costs at Pascua-Lama of $45 million.

Finance Costs, Net

($ millions)	For the years ended December 31
	2018	2017	2016
Interest expense[1]	$452	$511	$591
Accretion	87	67	50
Loss on debt extinguishment	29	127	129
Other finance costs	1	—	18
Interest capitalized	(9)	—	—
Finance income	(15)	(14)	(13)
Finance costs, net	$545	$691	$775
1

For the year ended December 31, 2018, interest expense includes approximately $98 million of non-cash interest expense relating to the gold and silver streaming agreements with Wheaton Precious Metals Corp. and Royal Gold, Inc. (2017: $101 million; 2016: $100 million).

In 2018, net finance costs were $146 million lower than the prior year primarily due to a $98 million reduction in debt extinguishment costs and lower interest expense of $59 million, both attributed to debt reductions we made in 2018 and 2017, although a larger amount was repaid in the prior year. The loss on debt extinguishment in 2018 relates to the make-whole repurchase in July 2018 of the remaining $629 million of principal on the 4.40% notes due 2021. For 2017, the loss on debt extinguishment relates primarily to the make-whole repurchase of the remaining $279 million of principal on the 6.95% notes due 2019 and the make-whole repurchase of the remaining $731 million of principal on the 4.10% notes due 2023.

BARRICK YEAR-END 2018	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

Additional Significant Statement of Income Items

($ millions)	For the years ended December 31
	2018	2017	2016
Impairment charges (reversals)	$900	($212)	($250)
Loss on currency translation	$136	$72	$199
Other expense (income)	$90	($799)	$60

Impairment Charges (Reversals)

($ millions)	For the years ended December 31
	2018	2017	2016
	Post-tax (our share)	Post-tax (our share)	Post-tax (our share)
Asset impairments (reversals)
Lagunas Norte	$ 405	$ 2	$ (20)
Veladero	160	—	(179)
Equity method investments	30	—	49
Acacia exploration sites	17	—	—
Barrick Nevada	11	—	—
Pascua-Lama	(7)	407	1
Cerro Casale	—	(518)	—
Bulyanhulu	—	350	—
Lumwana	—	(259)	—
Golden Sunlight	—	2	—
Exploration sites	—	8	—
Other	29	1	3
Total asset impairment charges (reversals)	$ 645	$ (7)	$ (146)
Goodwill
Veladero	$ 154	$ —	$ —
Total goodwill impairment charges	$ 154	$ —	$ —
Tax effects and NCI	101	(205)	(104)
Total impairment charges (reversals) (100%)	$ 900	$ (212)	$ (250)

In 2018, we recognized $645 million (net of tax and non-controlling interests) of net impairments for non-current assets mainly at Lagunas Norte as the project to treat refractory sulphide ore does not meet our investment criteria. In addition, we recognized impairments of $160 million (net of tax) of non-current assets and $154 million of goodwill at Veladero, reflecting an increase in the cost structure related to increasing government imposts coupled with higher energy costs. This compares to non-current asset impairment reversals of $7 million (net of tax and non-controlling interests) in the prior year primarily as a result of impairment reversals at the Cerro Casale project upon reclassification of the project’s net assets as held-for-sale as at March 31, 2017, combined with impairment reversals at Lumwana due to an increase in reserves. These were largely offset by an impairment taken at Acacia’s Bulyanhulu mine related to the continued challenges experienced in the operating environment in Tanzania and net impairments taken at Pascua-Lama, mainly attributable to the reclassification of open-pit reserves to resources after receiving a closure order from the Chilean regulators. Refer to note 21 to the Financial Statements for a full description of impairment charges, including pre-tax amounts and sensitivity analysis.

Loss on Currency Translation

Loss on currency translation for 2018 increased by $64 million compared to the prior year primarily due an increase in unrealized foreign currency translation losses related to the Argentine peso, which depreciated significantly in the current year period, and devalued our peso denominated VAT receivable balances. During the year, the US dollar traded strongly and Treasury yields increased. Along with inflation pressures in Argentina and concerns by foreign investors about the country’s level of debt, this led to a continued weakening of the Argentine peso during the year.

Other Expense (Income)

Other expense was $90 million in 2018 compared to income of $799 million in the prior year. In 2018, we recognized $68 million of litigation fees, which primarily consists of legal fees at Acacia, and the settlement of a dispute regarding a historical supplier contract acquired as part of the Equinox acquisition in 2011; $51 million of write-offs, which relates primarily to the write-off of a Western Australia long-term stamp duty receivable; and $13 million related to an insurance payment to our Porgera JV. This was partially offset by a $45 million gain on the sale of a non-core royalty asset at Acacia, and $24 million of insurance proceeds received at Kalgoorlie. In 2017, we recorded gains of $718 million connected to the sale of a 50% interest in the Veladero mine and $193 million related to the sale of a 25% interest in the Cerro Casale project. For a further breakdown of other expense (income), refer to note 9 to the Financial Statements.

Income Tax Expense

Income tax expense was $1,198 million in 2018. The underlying effective tax rate for ordinary income in 2018 was 52% after adjusting for the impact of the de-recognition of deferred tax assets; the net impact of foreign currency translation losses on deferred tax balances; the impact of impairment charges (reversals); the impact of debt extinguishment costs; the impact of asset sales and non-hedge derivatives; the impact of non-deductible foreign exchange losses; the credit impact of the United States adjustment to the one-time toll charge; the impact of the Dominican Republic tax audit; the credit impact of US withholding taxes; and the impact of other expense adjustments. The unadjusted tax rate for income in 2018 was 505% of the loss before income taxes.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities to reflect changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.

BARRICK YEAR-END 2018	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation to Canadian Statutory Rate
For the years ended December 31	2018	2017
At 26.5% statutory rate	$(63)	$728

Increase (decrease) due to:

Allowances and special tax deductions[1]	(59)	(96)

Impact of foreign tax rates[2]	(4)	215

Expenses not tax deductible	74	24

Non-taxable gains on sales of long-lived assets	—	(241)

Impairment charges not recognized in deferred tax assets	168	66

Goodwill impairment charges not tax deductible	54	—

Net currency translation losses on deferred tax balances	41	10

Tax impact of profits from equity accounted investments	(15)	(7)

Current year tax losses not recognized in deferred tax assets	100	21

United States tax reform	—	(203)

De-recognition of deferred tax assets	814	—

United States adjustment to one-time toll charge	(49)	—

Adjustments in respect of prior years	3	(6)

Increase to income tax related contingent liabilities	—	172

Dominican Republic tax audit	42	—

United States withholding taxes	(107)	252

Other withholding taxes	14	18

Mining taxes	184	266

Other items	1	12

Income tax expense	$1,198	$1,231
1	We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.
2	We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

The more significant items impacting income tax expense in 2018 and 2017 include the following:

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentine deferred tax liabilities. In 2018 and 2017, tax expense of $41 million and $10 million, respectively, primarily arose from translation losses due to the weakening of the Argentine peso against the US dollar. These translation losses are included within deferred tax expense (recovery).

De-recognition of Deferred Tax Assets

In fourth quarter of 2018, we recorded a deferred tax expense of $673 million related to de-recognition of the deferred tax asset in Canada, and a deferred tax expense of $141 million related to de-recognition of the deferred tax asset in Peru. The de-recognition of the deferred tax asset in Canada follows the merger with Randgold and management’s focus on growing the business globally, particularly on Tier One Gold Assets outside of Canada. This required us to re-assess the level of repatriated earnings expected in Canada, and Canadian income thereon to support the deferred tax asset. The de-recognition of the deferred tax asset does not constrain our ability to use Canadian carry forward tax losses against future income in Canada; however, we do not currently expect to be able to use these losses in the foreseeable future as a result of the change in strategy in the fourth quarter. The de-recognition of the deferred tax asset in Peru follows management’s review of expected future earnings and the associated impairment of inventory at Lagunas Norte and is driven by a fourth quarter change in our expected approach to financing future reclamation activities in Peru. Based on these reviews in Canada and Peru it was determined that the realizability of these deferred tax assets was no longer probable.

United States Tax Reform

On December 22, 2017, Tax Reform was enacted in the United States. The significant changes include: (i) a reduction from 35% to 21% in the corporate income tax rate effective January 1, 2018, which resulted in a deferred tax recovery of $343 million on our net deferred tax liability in the US, (ii) a repeal of the corporate alternative minimum tax (“AMT”) effective January 1, 2018, (iii) the mandatory repatriation of earnings and profits of specified foreign corporations effective December 31, 2017, which resulted in an estimated one-time 2017 toll charge of $228 million, offset by (iv) the recognition of our previously unrecognized deferred tax asset on AMT credits in the amount of $88 million.

In the third quarter of 2018, during the process of completing the 2017 United States income tax returns, the calculation of the one-time 2017 toll charge was finalized and revised, resulting in a decrease of $49 million to the one-time toll charge, with a corresponding reduction to current income tax expense.

Dominican Republic Tax Audit

In the first quarter of 2018, current tax expense of $5 million and deferred tax expense of $37 million were recorded, resulting from a tax audit of Pueblo Viejo in the Dominican Republic. The deferred tax expense relates to additional tax deductions included in the audit that reduced deferred tax assets but did not reduce tax expense due to the application of annual minimum tax in certain taxation years.

United States Withholding Taxes

Prior to the fourth quarter 2017, we had not previously recorded withholding tax related to the undistributed earnings of our United States subsidiaries because our intention was to reinvest our current and future undistributed earnings of our United States subsidiaries indefinitely. During the fourth quarter of 2017, we reassessed our intentions regarding those undistributed earnings. As a result of our reassessment, we concluded that it was no longer our intent to indefinitely reinvest our current and future undistributed earnings of our United States subsidiaries, and therefore in the fourth quarter of 2017, we recognized an increase in our income tax provision in the amount of $252 million, representing withholding tax on the undistributed United States earnings. Accordingly, $150 million was recorded in the tax charge for the year, and $102 million was recorded as deferred tax expense. Of the $150 million, $122 million has been recorded in other non-current liabilities (see note 29) and $28 million of withholding tax was paid in 2018.

In the fourth quarter of 2018, primarily due to restructuring associated with the merger with Randgold, we concluded that going forward, we would reinvest our future undistributed earnings of our United States subsidiaries indefinitely. As a result of our reassessment, we recorded a deferred tax recovery of $107 million.

BARRICK YEAR-END 2018	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

Proposed Framework for Acacia Operations in Tanzania and the Increase to Income Tax Related Contingent Liabilities in Tanzania

The terms of the Proposed Framework for Acacia Mining Operations in Tanzania were announced on October 19, 2017. The Proposed Framework indicates that in support of ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the government of Tanzania, on terms to be settled by a working group. A tax provision of $128 million had been recorded prior to December 31, 2016 in respect of tax disputes related to Acacia. Of this amount, $70 million was recorded in 2016. In the third quarter of 2017, an additional amount of $172 million was recorded as current tax expense. See note 36 for further information with respect to these matters.

BARRICK YEAR-END 2018	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW

Summary Balance Sheet and Key Financial Ratios
($ millions, except ratios and share amounts)	As at December 31, 2018	As at December 31, 2017	As at December 31, 2016
Total cash and equivalents	$1,571	$2,234	$2,389

Current assets	2,407	2,450	2,485

Non-current assets	18,653	20,624	20,390
Total Assets	$22,631	$25,308	$25,264
Current liabilities excluding short-term debt	$1,625	$1,688	$1,676

Non-current liabilities excluding long-term debt[1]	5,883	6,130	5,344

Debt (current and long-term)	5,738	6,423	7,931
Total Liabilities	$13,246	$14,241	$14,951
Total shareholders’ equity	$7,593	$9,286	$7,935

Non-controlling interests	1,792	1,781	2,378
Total Equity	$9,385	$11,067	$10,313
Total common shares outstanding (millions of shares)[2]	1,168	1,167	1,166
Key Financial Ratios:
Current ratio[3]	2.38:1	2.68:1	2.68:1
Debt-to-equity[4]	0.61:1	0.58:1	0.77:1

1	Non-current financial liabilities as at December 31, 2018 were $6,201 million (2017: $6,844 million; 2016: $8,002 million).
2	Total common shares outstanding do not include 0.8 million stock options.
3

Represents current assets (excluding assets held-for-sale) divided by current liabilities (including short-term debt and excluding liabilities held-for-sale) as at December 31, 2018, December 31, 2017 and December 31, 2016.

4	Represents debt divided by total shareholders’ equity (including minority interest) as at December 31, 2018, December 31, 2017, and December 31, 2016.

Balance Sheet Review

Total assets were $22.6 billion at December 31, 2018, approximately $2.7 billion lower than at December 31, 2017, primarily reflecting a decrease in property, plant & equipment mainly due to the asset impairments of Lagunas Norte and Veladero. This was further impacted by a decrease in deferred income tax assets as a result of the de-recognition of our Canadian and Peruvian deferred tax assets, combined with a lower cash balance as a result of the debt repayment made in July 2018. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growth through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivables, other government transaction and joint venture related receivables, and cash and equivalents.

Total liabilities at December 31, 2018 were $13.2 billion, approximately $1.0 billion lower than at December 31, 2017, mainly reflecting the $0.6 billion debt repayment made during the third quarter and a reduction in our provision for environmental rehabilitation, which was primarily due to an increase in the discount rate. Our liabilities are primarily comprised of debt, other non-current liabilities such as provisions and deferred income tax liabilities, and accounts payable.

Shareholders’ Equity
As at February 5, 2019	Number of shares
Common shares	1,751,981,799

Stock options	741,253

As a result of the January 1, 2019 merger with Randgold, 583,669,178 Barrick common shares were issued to the former Randgold shareholders.

Financial Position and Liquidity

Total cash and cash equivalents as at December 31, 2018 were $1.6 billion3. As discussed on page 28, on January 1, 2019, we completed the merger with Randgold. As at December 31, 2018, Randgold had $0.7 billion of cash and cash equivalents, which would bring the cash position of the combined company to $2.3 billion from January 1, 2019. Our capital structure comprises a mix of debt and shareholders’ equity. As at December 31, 2018, our total debt was $5.7 billion (debt net of cash and equivalents was $4.2 billion) and our debt-to-equity ratio was 0.61:1. This compares to debt as at December 31, 2017 of $6.4 billion (debt net of cash and equivalents was $4.2 billion), and a debt-to-equity ratio of 0.58:1. As at December 31, 2018, Randgold had no debt outstanding.

On July 17, 2018, we completed a make-whole repurchase of the outstanding $629 million of principal of the 4.40% notes due 2021.

On September 24, 2018 we entered into a mutual investment agreement to purchase up to $300 million of shares in Shandong Gold Mining Co., Ltd. To date, we have purchased approximately $120 million of shares of Shandong Gold Mining Co., Ltd.

We currently have less than $50 million2 in debt due before 2020, and approximately $5 billion of our outstanding debt matures after 2032. In November 2018, we amended the credit and guarantee agreement (the “Credit Facility”) with certain lenders, reducing the size of the facility from $4.0 billion to $3.0 billion or the equivalent amount in Canadian dollars. The Credit Facility currently has an interest rate of London Interbank Offered Rate (“LIBOR”) plus 1.25% on drawn amounts, and a commitment rate of 0.175% on undrawn amounts. The termination date was extended from January 2023 to January 2024.

BARRICK YEAR-END 2018	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2019, we have capital commitments of $69 million and expect to incur attributable sustaining and project capital expenditures of approximately $1,400 - $1,700 million in 2019 based on our guidance range on page 29. In 2019, we have $333 million in interest payments and other amounts as detailed in the table on page 58. As at December 31, 2018, Barrick and Randgold had dividends declared and unpaid of $82 million and $254 million, respectively, which were settled in January. Barrick has targeted a quarterly dividend of $0.04 per share, commencing with the dividend we anticipate declaring in April 2019 in respect of the first quarter of 2019. In addition, we have contractual obligations and commitments of $517 million in purchase obligations for supplies and consumables and $3 million in derivative liabilities which will form part of operating costs, excluding those of Randgold. Updated commitments, including those of the acquired Randgold sites, will be provided in the first quarter of 2019. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as existing cash balances.

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold and, to a lesser extent, copper are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; and drawing the $3.0 billion available under our undrawn credit facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing).

Many factors, including but not limited to general market conditions and then prevailing metals prices, could impact our ability to issue securities on acceptable terms, as could our credit ratings. In March 2018, Moody’s and S&P each upgraded their ratings on our long-term debt, from Baa3 to Baa2 and from BBB- to BBB, respectively. Moody’s and S&P have each referred to Barrick’s acquisition of Randgold as credit positive. If we were to borrow under our credit facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in our undrawn credit facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.31:1 as at December 31, 2018 (0.27:1 as at December 31, 2017).

Summary of Cash Inflow (Outflow)

($ millions)	For the years ended December 31
	2018	2017
Net cash provided by operating activities	$1,765	$2,065
Investing activities

Capital expenditures	($1,400)	($1,396)

Divestitures	—	990

Other	(94)	69
Total investing inflows/(outflows)	($1,494)	($337)
Financing activities

Net change in debt[1]	($687)	($1,533)

Dividends[2]	(125)	(125)

Other	(113)	(228)
Total financing inflows/(outflows)	($925)	($1,886)
Effect of exchange rate	(9)	3
Increase/(decrease) in cash and equivalents	($663)	($155)
1

The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.

2	In 2018, we declared dividends in US dollars totaling $0.19 per share and paid $0.12 per share (2017: declared and paid $0.12 per share; 2016: declared and paid $0.08 per share).

In 2018, we generated $1,765 million in operating cash flow, compared to $2,065 million in the prior year. The decrease of $300 million was due to lower gold sales as a result of lower grade and recoveries across most operations as disclosed in previous guidance, combined with higher direct mining costs and the divestment of 50% of the Veladero mine on June 30, 2017. This was further impacted by lower throughput at Acacia as a result of reduced operations at Bulyanhulu, lower tonnage processed at Lagunas Norte, and higher government imposts at Veladero. This was partially offset by a favorable movement in working capital, mainly as a result of increased drawdown of inventory and the timing of payments and changes in other current assets and liabilities.

The ability of our operations to deliver projected future cash flows within the parameters of a reduced production profile, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity.

Cash outflows from investing activities in 2018 amounted to $1,494 million compared to $337 million in the prior year. The increase of $1,157 million compared to 2017 is primarily due to $990 million of proceeds received in the prior year from the divestiture of 50% of the Veladero mine in 2017, and the investment in Shandong Gold Mining Co., Ltd. of $120 million.

Net financing cash outflows for 2018 amounted to $925 million, compared to $1,886 million in the prior year. The lower outflows are primarily related to lower debt repayments in 2018, combined with a decrease in debt extinguishment costs.

BARRICK YEAR-END 2018	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

 Summary of Financial Instruments1

As at December 31, 2018
Financial Instrument	Principal/Notional Amount			Associated Risks
				● Interest rate
Cash and equivalents		$1,571	million	● Credit
				● Credit
Accounts receivable		$248	million	● Market
				● Market
Other investments		$209	million	● Liquidity
Accounts payable		$1,101	million	● Liquidity
Debt		$5,767	million	● Interest rate
Restricted share units		$39	million	● Market
Deferred share units		$11	million	● Market
Derivative instruments - currency contracts	PGK	23	million	● Market/liquidity
Derivative instruments - interest rate contracts	Receive float interest rate swaps	$42	million	● Market/liquidity
1	Refer to note 25 to the Financial Statements for more information regarding financial instruments.

OPERATING SEGMENTS PERFORMANCE

Review of Operating Segments Performance

During 2018, Barrick’s business was organized into eleven individual minesites, one grouping of two minesites, one publicly traded company and one project. Barrick’s Chief Operating Decision Maker (“CODM”) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, grouping, Company and/or project level. During the third quarter of 2018, Barrick’s president, who was our CODM, resigned from the Company. Three members of our executive management team, our Executive Vice President and Chief Financial Officer, Chief Investment Officer and Senior Vice President, Operational and Technical Excellence, together assumed the role of CODM through December 31, 2018. Following completion of the merger with Randgold on January 1, 2019, Mark Bristow, as President and Chief Executive Officer, has assumed this role. Each individual minesite, with the exception of Barrick Nevada, Acacia and the Pascua-Lama project, is an operating segment for financial reporting purposes. Our presentation of our reportable operating segments is four individual gold mines (Pueblo Viejo, Lagunas Norte, Veladero and Turquoise Ridge), Barrick Nevada, Acacia and our Pascua-Lama project. The remaining operating segments, our remaining gold and copper mines, have been grouped into an “other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK YEAR-END 2018	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

Barrick Nevada1, Nevada USA

Summary of Operating and Financial Data			For the years ended December 31
	2018	2017	% Change	2016

Total tonnes mined (000s)	181,534	211,090	(14)%	192,753

Open pit	178,565	208,240	(14)%	189,941

Underground	2,969	2,850	4%	2,812

Average grade (grams/tonne)

Open pit mined	2.96	2.73	8%	1.74

Underground mined	9.98	10.58	(6)%	11.39

Processed	3.20	3.50	(9)%	2.62

Ore tonnes processed (000s)	25,076	23,894	5%	32,473

Oxide mill	4,527	4,562	(1)%	4,197

Roaster	5,104	4,902	4%	4,789

Autoclave	4,734	4,258	11%	3,503

Heap leach	10,711	10,172	5%	19,984

Gold produced (000s oz)	2,100	2,312	(9)%	2,155

Oxide mill	590	957	(38)%	569

Roaster	1,120	929	21%	1,115

Autoclave	229	248	(8)%	242

Heap leach	161	178	(10)%	229

Gold sold (000s oz)	2,097	2,357	(11)%	2,162
Segment revenue ($ millions)	$2,655	$2,961	(10)%	$2,703

Cost of sales ($ millions)	1,715	1,869	(8)%	1,896

Segment income ($ millions)	890	1,052	(15)%	771

Segment EBITDA ($ millions)[2]	1,539	1,845	(17)%	1,578

Capital expenditures ($ millions)	564	584	(3)%	328

Minesite sustaining	252	360	(30)%	217

Project	312	224	39%	111

Cost of sales (per oz)	818	792	3%	876

Cash costs (per oz)[2]	507	455	11%	502

All-in sustaining costs (per oz)[2]	649	624	4%	618

All-in costs (per oz)[2]	$801	$722	11%	$678
1	Includes Goldstrike, Cortez, and our 60% share of South Arturo.
2

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 61 to 76 of this MD&A.

Financial Results

Barrick Nevada’s segment income for 2018 was 15% lower than the prior year primarily due to a decrease in sales volume, partially offset by a decrease in cost of sales and higher realized gold prices1.

In 2018, gold production was 9% lower than the prior year primarily as a result of lower production at the Cortez oxide mill. This was caused by lower grades and higher sulfide ores from Cortez Hills open pit (“CHOP”), combined with harder ores reducing throughput rates compared to the prior year. As CHOP nears the end of its life (scheduled in 2019), the pit has transitioned from primarily oxide material to a mix of refractory and oxide ore as mining advances deeper into the pit. This increase in refractory ore in the current year negatively impacted production because it is processed at the Goldstrike roaster and therefore is limited by over the road haulage rates. This compares to the prior year where most of the ore out of CHOP was processed through the Cortez oxide mill. In addition, production from the autoclave was lower year on year, due to lower recoveries resulting from the processing of a higher proportion of alkaline ores through the thiosulfate circuit relative to the prior year, which was partially offset by increased throughput. The decrease in overall production for Barrick Nevada was partially offset by increased production at the roaster due to increased ore from

BARRICK YEAR-END 2018	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

CHOP and Cortez Hills Underground (“CHUG”), primarily due to higher over the road haulage and higher refractory grades processed from CHOP. Roaster production further benefited from higher grades processed at the Goldstrike open pit, which was primarily in a stripping phase in the prior year, as well as throughput improvements due to blend optimization, all partially offset by lower grades from CHUG as mining advances deeper into the mine, and a reduction of ore processed from the higher-grade South Arturo phase 2 as mining of this phase ended in fourth quarter of 2017.

Cost of sales per ounce4 for 2018 was $26 per ounce higher than the prior year primarily due to the impact of lower grades and recoveries, combined with higher direct mining costs. The increase in direct mining costs was mainly due to higher energy prices and consumption, and lower capitalized stripping at Goldstrike open pit as the 3rd northwest layback stripping ended in the second quarter of 2017. This was further impacted by lower Goldstrike underground and CHUG capitalized development, dewatering at CHOP being expensed in the current year versus capitalized in the prior year as CHOP entered its last full year of mining, and increased transportation costs resulting from the increase in over the road haulage from CHOP to the Goldstrike roaster.

In 2018, all-in sustaining costs1 increased by $25 per ounce from the prior year primarily due to the impact of lower grades and recoveries, and higher direct mining costs. This was partially offset by lower minesite sustaining capital expenditures.

In 2018, capital expenditures decreased by 3% from the prior year, mainly due to lower sustaining capital expenditures, partially offset by higher project capital expenditures. A decrease of $108 million in minesite sustaining capital expenditures relative to the prior year relates primarily to a reduction in expenditure on the following projects: Goldstrike open pit stripping and underground development, due to lower capitalized waste tonnes mined; Goldstrike underground dewatering, cooling and ventilation projects to allow mining below a 3,600 foot elevation; digitization initiatives, such as short interval control, at CHUG; tailings expansions at Cortez and Goldstrike; and the autoclave thiosulfate water treatment plant; partially offset by an increase relating to the state roads project completed in the third quarter of 2018 to facilitate the increased ore haul from Cortez to Goldstrike. Higher project capital expenditures are attributed to higher capitalized stripping at Crossroads, the Cortez Range Front declines, the Goldrush exploration declines, and the Deep South Expansion. As at December 31, 2018, we have spent $37 million (including $4 million in the fourth quarter of 2018) out of a total estimated capital cost of $1.0 billion on Goldrush, and $33 million (including $2 million in the fourth quarter of 2018) out of a total estimated capital cost of $106 million on the Deep South Expansion.

Outlook

At Barrick Nevada we expect gold production in 2019 to be in the range of 1,750 to 1,900 thousand ounces, which is lower than 2018 production levels. Lower production is due to the cessation of CHOP operations in the first half of 2019. This is partially offset by an expected increase in bulk mining at both CHUG and Goldstrike underground operations, an increase in leach production due to a ramp up of Crossroads, and an increase in autoclave production as we have transitioned from an alkaline/acid blend to an all acid blend.

In 2019, we expect cost of sales per ounce4 to be in the range of $920 to $970 per ounce, driven primarily by the cessation of the comparatively high-grade, low cost CHOP operations in the first half of 2019, which negatively impacts Barrick Nevada’s overall production, sales mix and open pit costs from the continuing lower grade Cortez operations. We expect cash costs per ounce1 to be in the range of $640 to $690, which is higher than 2018 due to lower CHOP ounces produced, partially offset by lower overall expected cost per tonne mined in 2019 resulting from increased bulk mining at CHUG and Goldstrike underground operations. All-in sustaining costs per ounce1 are expected to be in the range of $850 to $900, which is higher than 2018 due to lower CHOP ounces produced, combined with higher sustaining capital expenditures for leach pad construction and Crossroads expansion stripping transitioning to production phase stripping.

BARRICK YEAR-END 2018	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

Turquoise Ridge (75% basis), Nevada USA

Summary of Operating and Financial Data	For the years ended December 31

	2018	2017	% Change	2016

Underground tonnes mined (000s)	670	643	4%	598

Average grade (grams/tonne)

Underground mined	15.00	15.45	(3)%	16.85

Gold produced (000s oz)	268	211	27%	266

Gold sold (000s oz)	262	222	18%	257

Segment revenue ($ millions)	$331	$280	18%	$322

Cost of sales ($ millions)	206	159	30%	155

Segment income ($ millions)	126	119	6%	166

Segment EBITDA ($ millions)[1]	154	147	5%	193

Capital expenditures ($ millions)	62	36	72%	32

Minesite sustaining	20	32	(38)%	32

Project	42	4	950%	—

Cost of sales (per oz)	783	715	10%	603

Cash costs (per oz)[1]	678	589	15%	498

All-in sustaining costs (per oz)[1]	756	733	3%	625

All-in costs (per oz)[1]	$916	$753	22%	$625
1

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 61 to 76 of this MD&A.

Financial Results

Turquoise Ridge’s segment income for 2018 was 6% higher than the prior year, mainly due to higher sales volume, partially offset by higher cost of sales.

In 2018, gold production was 27% higher than the prior year primarily due to the higher organic carbon content in the ore mined in the first quarter of 2017, which delayed processing in the prior year. The increase is also attributed to streamlining the ore delivery to Newmont’s Twin Creeks facility for processing in the current year. The direct shipping of ore when mined, rather than holding an extra month of stockpile in inventory, eliminated the double handling of ore and one month of stockpiled material.

Cost of sales per ounce4 in 2018 was $68 per ounce higher than the prior year mainly reflecting an increase in processing costs attributed to the new toll milling agreement for the processing of ore at Newmont’s Twin Creeks facility, partially offset by lower mining costs.

In 2018, all-in sustaining costs1 increased by $23 per ounce compared to the prior year primarily reflecting the higher cost of sales per ounce4, partially offset by lower minesite sustaining capital expenditures.

BARRICK YEAR-END 2018	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2018, capital expenditures increased by 72% compared to the prior year. The increase was due to higher project capital expenditures relating to the construction of the third shaft, of which we have spent $47 million to date (including $3 million in the fourth quarter of 2018) out of an estimated capital cost of $225-$245 million (75% basis). This was partially offset by lower minesite sustaining capital expenditures as a result of the completion of the work in the prior year to optimize development sequencing.

Outlook

At Turquoise Ridge, we expect 2019 production to be in the range of 270 to 310 thousand ounces (Barrick’s share), which is in line with 2018 production levels. Mining rates and grade will be similar to 2018, with the focus on reducing unit costs.

Cost of sales per ounce4 in 2019 is expected to be in the range of $655 to $705 per ounce which is lower than 2018, mainly driven by lower mining costs and steady stockpile inventory. We expect cash costs1 to be in the range of $550 to $600 per ounce, also lower than 2018 mainly due to lower mining unit costs. All-in sustaining costs1 are expected to be in the range of $680 to $730 per ounce, in line with 2018. We also expect higher minesite sustaining capital expenditures in 2019 as we prepare for the completion of the third shaft.

BARRICK YEAR-END 2018	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

Pueblo Viejo (60% basis)1, Dominican Republic

Summary of Operating and Financial Data			For the years ended December 31
	2018	2017	% Change	2016
Open pit tonnes mined (000s)	24,063	23,430	3%	23,278
Average grade (grams/tonne)
Open pit mined	2.78	3.07	(9)%	3.13
Processed	4.04	4.57	(12)%	5.29
Autoclave ore tonnes processed (000s)	5,008	4,791	5%	4,527
Gold produced (000s oz)	581	650	(11)%	700
Gold sold (000s oz)	590	637	(7)%	700
Segment revenue ($ millions)	$798	$850	(6)%	$925
Cost of sales ($ millions)	443	445	— %	395
Segment income ($ millions)	342	395	(13)%	528
Segment EBITDA ($ millions)[2]	457	538	(15)%	621
Capital expenditures ($ millions)	87	69	26%	61
Minesite sustaining	87	69	26%	61
Project	—	—	— %	—
Cost of sales (per oz)	750	699	7%	564
Cash costs (per oz)[2]	465	405	15%	395
All-in sustaining costs (per oz)[2]	623	525	19%	490
All-in costs (per oz)[2]	$623	$525	19%	$490
1	Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.
2

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 61 to 76 of this MD&A.

Financial Results

Pueblo Viejo’s segment income for 2018 was 13% lower than the prior year primarily due to a decrease in sales volume, partially offset by higher realized gold prices1 and higher by-product sales volume. Cost of sales was in line with the prior year.

In 2018, gold production was 11% lower than the prior year primarily due to the expected decline in ore grades for the period and mining in areas of the Moore Pit that contain a higher proportion of carbonaceous ore, which has lower recoveries. This was partially offset by record throughput for the year, resulting from continued optimization of autoclave operations.

Cost of sales per ounce4 in 2018 was $51 per ounce higher than the prior year primarily due to the impact of lower grades and recoveries, and higher energy prices. This was further impacted by higher costs attributed to higher throughput, and higher costs due to planned autoclave, mill and electrical maintenance.

In 2018, all-in sustaining costs1 increased by $98 per ounce compared to the prior year due to higher cost of sales per ounce4, and an increase in minesite sustaining capital expenditures. This was partially offset by higher by-product credits from increased silver sales volume and the sale of excess power generated by our power plant to third parties.

BARRICK YEAR-END 2018	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2018, capital expenditures increased by 26% compared to the prior year primarily as a result of capitalized stripping costs associated with commencing Moore Pit phases 5, 6 and 7, and the ongoing construction of the El Llagal tailings storage facility.

Outlook

At Pueblo Viejo, we expect our equity share of 2019 gold production to be in the range of 550 to 600 thousand ounces, in line with 2018 production levels, driven by increased throughput and recoveries, offset by declining ore grades.

In 2019, we expect cost of sales per ounce4 to be in the range of $780 to $830 per ounce, cash costs1 to be in the range of $465 to $510 per ounce, and all-in sustaining costs1 to be in the range of $610 to $650 per ounce. All three measures are expected to be largely in line with 2018.

Pueblo Viejo and its power generation partner, AES Corporation, made significant progress in 2018, securing all necessary permits and commencing construction of a new 50-kilometer gas pipeline to the Quisqueya I power generation facility. Completion and first delivery of natural gas is expected to occur in the fourth quarter of 2019. Conversion of the power plant to natural gas from heavy fuel oil is anticipated to reduce both greenhouse gas emissions and power costs.

BARRICK YEAR-END 2018	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

Veladero1, Argentina

Summary of Operating and Financial Data			For the years ended December 31
	2018	2017	% Change	2016
Open pit tonnes mined (000s)	35,646	48,376	(26)%	62,227
Average grade (grams/tonne)
Open pit mined	0.78	1.00	(22)%	0.82
Processed	0.85	1.02	(17)%	0.82
Heap leach ore tonnes processed (000s)	13,547	21,190	(36)%	28,028
Gold produced (000s oz)	278	432	(36)%	544
Gold sold (000s oz)	280	458	(39)%	532
Segment revenue ($ millions)	$366	$591	(38)%	$685
Cost of sales ($ millions)	310	410	(24)%	464
Segment income ($ millions)	53	173	(69)%	220
Segment EBITDA ($ millions)[2]	174	292	(40)%	338
Capital expenditures ($ millions)	143	173	(17)%	95
Minesite sustaining	143	173	(17)%	95
Project	—	—	— %	—
Cost of sales (per oz)	1,112	897	24%	872
Cash costs (per oz)[2]	629	598	5%	582
All-in sustaining costs (per oz)[2]	1,154	987	17%	769
All-in costs (per oz)[2]	$1,154	$987	17%	$769
1	We sold 50% of Veladero on June 30, 2017; therefore, these represent results on a 100% basis from January 1 to June 30, 2017 and on a 50% basis from July 1, 2017 onwards.
2

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 61 to 76 of this MD&A.

Financial Results

Veladero’s segment income for 2018 was 69% lower than the prior year primarily due to the impact of the divestment of 50% of the Veladero mine as at June 30, 2017. Excluding the impact of the divestment, segment income was 53% lower than the prior year mainly due to lower sales volume, with cost of sales remaining in line with the prior year. Cost of sales was impacted by the export tax announced in September by the Argentine government as described further below. Segment income was also impacted by an increase in depreciation expense as a result of the fair value increments applied to our remaining 50% interest, which was required to be fair valued as a result of the divestment, partially offset by higher realized gold prices1.

In 2018, gold production was 36% lower compared to the prior year. Excluding the impact of the divestment, gold production decreased by 13% in the current year mainly due to lower head grade and tonnage processed as a result of delays in phase 5 of the open pit, combined with lower heap permeability as a result of the severe winter and higher stacking of the leach pad. This was partially offset by several initiatives to decrease leach pad inventories, and improved solution management.

[1]	We sold 50% of Veladero on June 30, 2017; therefore, these represent results on a 100% basis from January 1 to June 30, 2017 and on a 50% basis from July 1, 2017 onwards.

In 2018, cost of sales per ounce4 increased by $215 per ounce compared to the prior year primarily due to higher depreciation expense as a result of the impact of the fair value increments relating to the revaluation of our remaining 50% of the Veladero mine. This was combined with the impact of lower grades, an increase in power and energy prices, and the export duties re-established by the Argentine government starting in September. This was partially offset by the significant weakening of the Argentine peso and lower direct mining costs as a result of business improvement initiatives.

All-in sustaining costs1 in 2018 were $167 per ounce higher than the prior year primarily due to an increase in cost of sales per ounce4, combined with higher minesite sustaining capital expenditures on a per ounce basis.

BARRICK YEAR-END 2018	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2018, capital expenditures decreased by 17% compared to the prior year. Excluding the impact of the divestment, capital expenditures increased by 23% due to higher capitalized stripping expenditures related to higher waste tonnage capitalized. This was further impacted by the funding of a power transmission line in Argentina as a result of an agreement made with the Provincial Power Regulatory Body of San Juan (“EPRE”). This was partially offset by a decrease resulting from the completion of the construction of phases 4B and 5B of the leach pad expansion and lower purchases of components and mine equipment.

Outlook

At Veladero, we expect 2019 production to be in the range of 230 to 250 thousand ounces (Barrick’s share), lower than 2018 production levels. The decrease is due to lower grades, partially offset by increased throughput, higher efficiencies resulting from the availability and utilization of equipment, and the optimization of stacking and leaching.

Cost of sales per ounce4 is expected to be in the range of $1,250 to $1,350 per ounce which is higher than 2018, mainly due to the impact of lower grades. We expect cash costs1 in 2019 to be in the range of $770 to $820 per ounce, higher than 2018 primarily due to the export duty. All-in sustaining costs1 are expected to be between $1,150 and $1,250 per ounce, in line with 2018.

Since the second quarter of 2018, we have noted that inflation in Argentina has been accelerating and is now considered to be hyperinflationary. Our accounting for Veladero will be unaffected by this situation as it has a US dollar functional currency.

In the third quarter of 2018, the Argentine government re-established customs duties for all exports from Argentina. Effective for the period of September 2018 to December 31, 2020, exports of doré are subject to a 12% duty, capped at ARS 4.00 per USD exported. The Company is currently reviewing these changes in the context of the existing tax stability benefit granted to Veladero, and is engaging in discussions with the federal government to clarify its impact of the export duty on Veladero’s operations. Notwithstanding these discussions, Veladero has been paying this export duty and this cost is included in cost of sales.

On April 6, 2017, we announced the sale to Shandong Gold of a 50% interest in the Veladero mine, which reflects the first step in our strategic partnership with Shandong. The transaction closed on June 30, 2017 and we received total cash consideration of $990 million, which reflected working capital adjustments of $30 million in the fourth quarter of 2017. Refer to note 4 to the Financial Statements for more information.

On October 24, 2018, the San Juan Provincial mining authority issued a resolution approving the sixth and seventh updates to the Veladero mine’s environmental impact study, which authorized the Valley Leach Facility expansion project for phase 6. All required sectoral permits have been received, and construction of phase 6 has now commenced. Approval for the construction and operation of phases 7 to 9 remains subject to ongoing administrative review by the San Juan Provincial mining authority and other sectoral authorities.

Releases of Process Solution

Minera Andina del Sol SRL (“MAS”) (formerly, Minera Argentina Gold SRL) is the subject of a consolidated regulatory proceeding by the San Juan Provincial mining authority in respect of operational incidents that occurred in March 2017 and September 2016 involving the release of gold-bearing process solution. On January 23, 2018, MAS paid an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) in respect of these incidents and filed a request for reconsideration with the San Juan Provincial mining authority. This request was rejected on March 28, 2018, and a further appeal will be heard and decided by the Governor of San Juan. This fine was in addition to the administrative fine of approximately $10 million (at the then applicable exchange rate) paid by MAS in connection with a process solution release that occurred in September 2015.

The operational incidents noted above have resulted in additional regulatory and legal proceedings. A federal judge in Buenos Aires is investigating the alleged actions and omissions of former federal officials in connection with the enforcement of the Argentine glacier legislation and maintenance of environmental controls. On June 29, 2018, the federal judge ordered additional environmental studies to be conducted in communities downstream from the Veladero mine as part of the investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls. On July 6, 2018, the Province of San Juan challenged this order on jurisdictional grounds. On August 9, 2018, the Federal Court ordered additional studies. One of the defendants appointed an expert to monitor the sampling and analysis required to perform such studies. The Federal Court rejected the jurisdictional challenge, which resulted in an appeal to the Federal Supreme Court on August 24, 2018 to determine jurisdiction. To date, the studies have not been performed.

On August 6, 2018, the case related to the enforcement of the national glacier legislation was assigned to a federal trial judge. On October 16, 2018, the investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls was concluded and the case was sent to trial.

In total, six former federal officials have now been indicted under the Federal Investigation and the Glacier Investigation (one of whom has been indicted on two separate charges) and will face trial. Refer to note 36 to the Financial Statements for more information regarding this matter.

BARRICK YEAR-END 2018	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

Lagunas Norte, Peru

Summary of Operating and Financial Data			For the years ended December 31
	2018	2017	% Change	2016
Open pit tonnes mined (000s)	31,357	32,859	(5)%	40,847
Average grade (grams/tonne)
Open pit mined	1.35	1.41	(4)%	1.18
Processed	0.91	1.05	(13)%	1.12
Heap leach ore tonnes processed (000s)	8,837	17,874	(51)%	17,253
Gold produced (000s oz)	245	387	(37)%	435
Gold sold (000s oz)	251	397	(37)%	425
Segment revenue ($ millions)	$332	$514	(35)%	$548
Cost of sales ($ millions)	337	245	38%	276
Segment income ($ millions)	(13)	259	(105)%	260
Segment EBITDA ($ millions)[1]	33	327	(90)%	356
Capital expenditures ($ millions)	22	25	(12)%	56
Minesite sustaining	20	20	— %	51
Project	2	5	(60)%	5
Cost of sales (per oz)	1,342	617	118%	651
Cash costs (per oz)[1]	448	405	11%	383
All-in sustaining costs (per oz)[1]	636	483	32%	529
All-in costs (per oz)[1]	$644	$497	30%	$540
1

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 61 to 76 of this MD&A.

Financial Results

Lagunas Norte’s segment income for 2018 was 105% lower than the prior year primarily due to a $166 million inventory impairment charge, which is reflected in cost of sales, and lower sales volumes. This was partially offset by higher realized gold prices1 and lower cost of sales, excluding the inventory impairment. In the fourth quarter, we concluded that the project related to the processing of carbonaceous material (“CMOP”) does not currently meet our investment criteria. We will continue to study the project to attempt to improve the economics, but have impaired the carbonaceous material inventory that had been stockpiled in anticipation of this project. As such, an inventory impairment charge of $166 million was recorded at December 31, 2018 to reduce the carrying value of the CMOP ounces in inventory to nil.

In 2018, gold production was 37% lower than the prior year primarily due to lower ore tonnage placed on the leach pad, in line with expectations as the mine matures, combined with changes in mine sequencing. This was partially offset by improvements in the leach pad irrigation systems.

Cost of sales per ounce4 for 2018 was $725 per ounce higher than the prior year mainly due to the $166 million inventory impairment charge, combined with the impact of lower sales volume. In 2018, all-in sustaining costs1 increased by $153 per ounce compared to the prior year primarily reflecting higher rehabilitation accretion and amortization, as the provision for environmental rehabilitation was increased at the end of 2017, combined with the impact of lower sales volume on both cost of sales and minesite sustaining capital expenditures on a per unit basis.

In 2018, capital expenditures decreased by 12% compared to the prior year due to lower project capital expenditures relating to ongoing studies for the mine life extension project and lower capitalized stripping expenditures as the oxide pit is in its final planned year of mining. This was partially offset by higher minesite sustaining capital expenditures as a result of the replacement of the ancillary fleet and the investment in the dry screening process, combined with capitalized drilling targeting new open pit oxide opportunities.

In 2019, we no longer expect Lagunas Norte to be presented as a reportable operating segment.

BARRICK YEAR-END 2018	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

Acacia Mining plc (100% basis), Africa

Summary of Operating and Financial Data			For the years ended December 31
	2018	2017	% Change	2016
Total tonnes mined (000s)	17,413	32,728	(47)%	39,540
Open pit	16,214	30,667	(47)%	37,141
Underground	1,199	2,061	(42)%	2,399
Average grade (grams/tonne)
Open pit mined	1.99	1.45	37%	1.48
Underground mined	7.80	8.32	(6)%	9.62
Processed[1]	2.00	3.00	(33)%	3.00
Ore tonnes processed (000s)	9,272	8,719	6%	9,818
Gold produced (000s oz)	522	768	(32)%	830
Gold sold (000s oz)	520	593	(12)%	817
Segment revenue ($ millions)	$664	$751	(12)%	$1,045
Cost of sales ($ millions)	456	469	(3)%	719
Segment income ($ millions)	171	191	(10)%	299
Segment EBITDA ($ millions)[2]	260	298	(13)%	465
Capital expenditures ($ millions)	93	148	(37)%	191
Minesite sustaining	81	137	(41)%	190
Project	12	11	9%	1
Cost of sales (per oz)	876	791	11%	880
Cash costs (per oz)[2]	680	587	16%	640
All-in sustaining costs (per oz)[2]	905	875	3%	958
All-in costs (per oz)[2]	$929	$894	4%	$960
1	Includes processing of tailings retreatment.
2

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 61 to 76 of this MD&A.

Barrick holds a 63.9 percent equity interest in Acacia Mining plc, a publicly traded company listed on the London Stock Exchange that is operated independently of Barrick.

Financial Results

Acacia’s segment income for 2018 was 10% lower than the prior year primarily due to lower sales volume, partially offset by higher realized gold prices1 and lower cost of sales.

In 2018, gold production was 32% lower than the prior year primarily due to Bulyanhulu being transitioned to reduced operations in the third quarter of 2017 and transitioning Buzwagi to a lower grade stockpile processing operation, partially offset by higher average grades at the Nyabirama open pit at North Mara.

Cost of sales per ounce4 in 2018 was 11% higher than the prior year primarily reflecting increased drawdown of ore stockpiles at Buzwagi, and the impact of the buildup in inventory in the prior year due to the ban on concentrate exports. This was further impacted by lower capitalized underground development costs at Bulyanhulu and lower waste stripping at North Mara’s Nyabirama pit, combined with the impact of lower grades. This was partially offset by lower direct mining costs as a result of Buzwagi transitioning to a stockpile processing operation and Bulyanhulu being on reduced operations. All-in sustaining costs1 were 3% higher than the prior year due to higher cost of sales per ounce4, partially offset by a decrease in minesite sustaining capital expenditures.

BARRICK YEAR-END 2018	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2018, capital expenditures decreased by 37% compared to the prior year primarily due to lower capitalized development costs at Bulyanhulu and North Mara.

Outlook

At Acacia, we expect 2019 production to be in the range of 320 to 350 thousand ounces (Barrick’s share), in line with 2018 levels, as we expect Bulyanhulu to remain on reduced operations, Buzwagi to continue processing stockpiles, and North Mara to be fully operational.

We expect cost of sales per ounce4 to be in the range of $920 to $970, cash costs per ounce1 of $665 to $710, and all-in sustaining costs per ounce1 to be $860 to $920. All three measures are expected to be largely in line with 2018.

Concentrate Export Ban and Related Disputes with the Government of Tanzania

On March 3, 2017, the Tanzanian Government announced a general ban on the export of metallic mineral concentrates (the “Ban”) following a directive made by the President to promote the creation of a domestic smelting industry. Following the directive, Acacia ceased all exports of its gold/ copper concentrate (“concentrate”) including containers previously approved for export prior to the Ban which are located in Dar es Salaam.

The prevention of exports impacts Bulyanhulu and Buzwagi which produce gold in both doré and in concentrate form due to the mineralogy of the ore. North Mara is unaffected due to 100% of its production being doré. Since the Ban was imposed, impacting approximately 25% of 2017 production, Acacia has seen a buildup of approximately 186,000 ounces of gold, 12.1 million pounds of copper and 159,000 ounces of silver contained in the unsold concentrate. As a result of the transition to a reduced operations program at Bulyanhulu, and the changes to the process flowsheet at Buzwagi, all of Acacia’s mines are now solely producing doré and, as such, will not see a further buildup of concentrate inventory.

During the second quarter of 2017, investigations were conducted on behalf of the Tanzanian Government by two Tanzanian Government Presidential Committees, which have resulted in allegations of historical undeclared revenue and unpaid taxes being made against Acacia and its predecessor companies. Acacia considers these findings to be implausible and has fully refuted the findings of both Presidential Committees. Acacia has requested copies of the reports issued by the two Presidential Committees and called for independent verification of the findings, but has not yet received a response to these requests.

On July 4, 2017, Acacia’s subsidiaries, Bulyanhulu Gold Mine Limited (“BGML”), the owner of the Bulyanhulu mine, and Pangea Minerals Limited (“PML”), the owner of the Buzwagi mine, each commenced international arbitrations against the Government of Tanzania in accordance with the dispute resolution processes agreed by the Government of Tanzania in the Mineral Development Agreements (“MDAs”) with BGML and PML. These arbitrations remain ongoing.

In July 2017, Acacia received adjusted assessments for the tax years 2000-2017 from the Tanzania Revenue Authority (the “TRA”) for a total amount of approximately $190 billion for alleged unpaid taxes, interest and penalties, apparently issued in respect of alleged and disputed under-declared export revenues, and appearing to follow on from the announced findings of the First and Second Presidential Committees. These assessments are being disputed and the underlying allegations are included in the matters that have been referred to international arbitration.

In addition, following the end of the third quarter, Acacia was served with notices of conflicting adjusted corporate income tax and withholding tax assessments for tax years 2005 to 2011 with respect to Acacia’s former Tulawaka joint venture, and demands for payment, for a total amount of approximately $3 billion. Interest and penalties represent the vast majority of the new assessments. The TRA has not provided Acacia with any explanations or reasons for the adjusted assessments, or with the TRA’s position on how the assessments have been calculated or why they have been issued. Acacia disputes these assessments and has requested supporting calculations, which have not yet been received. Acacia is objecting to these assessments and defending this matter through the Tanzanian tax appeals process.

In addition to the Ban, new and amended legislation was passed in Tanzania in early July 2017, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. In January 2018, new Mining Regulations were announced by the Tanzanian Government introducing, among other things, local content requirements, export regulations and mineral rights regulations, the scope and effect of which remain under review by Acacia. Acacia continues to monitor the impact of all new legislation in light of its MDAs with the Government of Tanzania. However, to minimize further disruptions to its operations Acacia will, in the interim, satisfy the requirements imposed as regards the increased royalty rate in addition to the recently imposed 1% clearing fee on exports. Acacia is making these payments under protest, without prejudice to its legal rights under its MDAs.

Acacia has been looking to address all issues in respect of the Ban along with other ongoing disputes through dialogue with the Tanzanian Government. Acacia remains of the view that a negotiated resolution is the preferable outcome to the current disputes and Acacia will continue to work to achieve this. During the third quarter of 2017, Barrick and the Government of Tanzania engaged in discussions for the

BARRICK YEAR-END 2018	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

potential resolution of the disputes. Acacia did not participate directly in these discussions as the Government of Tanzania had informed Barrick that it wished to continue dialogue solely with Barrick.

On October 19, 2017, Barrick announced that it had agreed with the Government of Tanzania on a proposed framework for a new partnership between Acacia and the Government of Tanzania. Barrick and the Government of Tanzania also agreed to form a working group that will focus on the resolution of outstanding tax claims against Acacia. Key terms of the proposed framework announced by Barrick and the Government of Tanzania include (i) the creation of a new Tanzanian company to manage Acacia’s Bulyanhulu, Buzwagi and North Mara mines and all future operations in the country with key officers located in Tanzania and Tanzanian representation on the board of directors; (ii)

maximization of local employment of Tanzanians and procurement of goods and services within Tanzania; (iii) economic benefits from Bulyanhulu, Buzwagi and North Mara to be shared on a 50/50 basis, with the Government’s share delivered in the form of royalties, taxes and a 16% free carry interest in Acacia’s Tanzanian operations; and (iv) in support of the working group’s ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the Government of Tanzania, staged over time, on terms to be settled by the working group. Barrick and the Government of Tanzania are also reviewing the conditions for the lifting of the Ban. Negotiations concerning the proposed framework remain ongoing and the definitive terms of any final proposal for the implementation of the framework remain outstanding. Such terms would be subject to review and approval by Acacia.

BARRICK YEAR-END 2018	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

Pascua-Lama, Argentina/Chile

The Pascua-Lama project, located on the border between Chile and Argentina, contains 21.3 million ounces of measured and indicated gold resources6.

Since temporarily suspending the project in 2013, Barrick has been studying the optimization of the Pascua-Lama project. Work to date on the prefeasibility study for a potential underground project indicates that while the concept may be feasible from a technical standpoint, it does not currently meet Barrick’s investment criteria. Based on this, and taking into consideration other risks, the Company has suspended work on the prefeasibility study, and will focus on adjusting the project closure plan for surface infrastructure on the Chilean side of the project, in line with legal requirements. Studying and progressing surface closure at Pascua does not prevent Barrick from developing a future mine. Barrick will continue to evaluate opportunities to de-risk the project while maintaining Pascua-Lama as an option for development in the future if economics improve and related risks can be mitigated.

As part of the Strategic Cooperation Agreement between Barrick and Shandong Gold, Shandong Gold will carry out an independent evaluation of the potential to develop a mining project at Lama in Argentina, including a high-level evaluation of potential synergies between Lama and the nearby Veladero operation. Following the completion of this study, Barrick and Shandong may agree to conduct additional studies and technical work to evaluate a number of development options.

SMA Regulatory Sanctions

On June 8, 2016, the SMA consolidated the two administrative proceedings against Compañía Minera Nevada (“CMN”) into a single proceeding encompassing both the reconsideration of the original resolution issued by the SMA in May 2013 in accordance with the decision of the Environmental Court and the alleged deviations from the Project’s environmental approval notified by the SMA in April 2015.

On January 17, 2018, CMN received the revised resolution (the “Revised Resolution”) from the SMA, in which the environmental regulator reduced the original administrative fine from approximately $16 million to $11.5 million and ordered the closure of existing surface facilities on the Chilean side of the Project in addition to certain monitoring activities. The Revised Resolution does not revoke the Project’s environmental approval. CMN filed an appeal of the Revised Resolution on February 3, 2018 with the First Environmental Court of Antofagasta (the “Antofagasta Environmental Court”).

On October 12, 2018, the Antofagasta Environmental Court issued an administrative ruling ordering review of the significant sanctions ordered by the SMA. CMN was not a party to this process. In its ruling, the Antofagasta Environmental Court rejected four of the five closure orders contained in the Revised Resolution and remanded the related environmental infringements back to the SMA for further consideration. A new resolution from the SMA with respect to the sanctions for these four infringements could include a range of potential sanctions, including additional fines, as provided in the Chilean legislation. The Antofagasta Environmental Court upheld the SMA’s decision to order the closure of the Chilean side of the Project for the fifth infringement.

As noted above, CMN has appealed the Revised Resolution and this appeal remains in place. A hearing on the appeal was held on November 6, 2018, and CMN continues to evaluate all of its legal options. A decision of the Environmental Court on the remaining appeals is still pending. Refer to note 36 to the Financial Statements for more information regarding this matter.

Water Quality Review

CMN initiated a review of the baseline water quality of the Rio Estrecho in August 2013 as required by a July 15, 2013 decision of the Court of Appeals of Copiapo, Chile. The purpose of the review was to establish whether the water quality baseline has changed since the Pascua-Lama project received its environmental approval in February 2006 and, if so, to require CMN to adopt the appropriate corrective measures. As a result of that study, CMN requested certain modifications to its environmental permit water quality requirements. On June 6, 2016, the responsible agency approved a partial amendment of the environmental permit to better reflect the water quality baseline from 2009. That approval was appealed by certain water users and indigenous residents of the Huasco Valley. On October 19, 2016, the Chilean Committee of Ministers for the Environment, which has jurisdiction over claims of this nature, voted to uphold the permit amendments. On January 27, 2017, the Environmental Court agreed to consider an appeal of the Chilean Committee’s decision brought by CMN and the water users and indigenous residents. A hearing took place on July 25, 2017. On December 12, 2017, the water users withdrew their appeal. The Environmental Court dismissed that appeal on January 5, 2018. On December 10, 2018, the Environmental Court rejected the remaining challenges and upheld the environmental permit amendment. On December 29, 2018, the indigenous residents appealed the Environmental Court’s decision to the Chilean Supreme Court. The Chilean Supreme Court has not yet accepted this appeal.Refer to note 36 to the Financial Statements for more information regarding this matter.

BARRICK YEAR-END 2018	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTINGENCIES

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 36 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

			Payments due
($ millions)			as at December 31, 2018[1]

						2024
						and
	2019	2020	2021	2022	2023	thereafter	Total
Debt[2]
Repayment of principal	$32	$263	$7	$337	$—	$5,108	$5,747
Capital leases	11	4	1	1	1	2	20
Interest	333	324	318	311	304	4,738	6,328
Provisions for environmental rehabilitation[3]	112	109	183	157	166	2,352	3,079
Operating leases	60	50	24	21	10	2	167
Restricted share units	20	10	9	—	—	—	39
Pension benefits and other post-retirement benefits	8	8	9	8	8	145	186
Derivative liabilities[4]	3	—	—	—	—	—	3
Purchase obligations for supplies and consumables[5]	517	328	232	141	121	633	1,972
Capital commitments[6]	69	6	4	3	—	—	82
Social development costs[7]	41	33	4	1	1	47	127
Total	$1,206	$1,135	$791	$980	$611	$13,027	$17,750

1	Excludes payments relating to Randgold as the merger was completed on January 1, 2019.
2

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2018. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

3	Provisions for environmental rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
4

Derivative liabilities - Amounts presented in the table relate to derivative contracts disclosed under note 25C to the Financial Statements. Payments related to derivative contracts may be subject to change given variable market conditions.

5	Purchase obligations for supplies and consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
6	Capital commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
7

Social development costs – Includes a commitment of $69 million ($27.5 million in 2019, $27.5 million in 2020 and $14 million in 2024 and thereafter) related to the funding of a power transmission line in Argentina.

BARRICK YEAR-END 2018	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF QUARTERLY RESULTS

Quarterly Information1

		2018				2017

($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$1,904	$1,837	$1,712	$1,790	$2,228	$1,993	$2,160	$1,993
Realized price per ounce – gold[2]	1,223	1,216	1,313	1,332	1,280	1,274	1,258	1,220
Realized price per pound – copper[2]	2.76	2.76	3.11	2.98	3.34	3.05	2.60	2.76
Cost of sales	1,577	1,315	1,176	1,152	1,411	1,270	1,277	1,342
Net earnings (loss)	(1,197)	(412)	(94)	158	(314)	(11)	1,084	679
Per share (dollars)[3]	(1.02)	(0.35)	(0.08)	0.14	(0.27)	(0.01)	0.93	0.58
Adjusted net earnings[2]	69	89	81	170	253	200	261	162
Per share (dollars)[2,3]	0.06	0.08	0.07	0.15	0.22	0.17	0.22	0.14
Operating cash flow	411	706	141	507	590	532	448	495
Cash capital expenditures	374	387	313	326	350	307	405	334
Free cash flow[2]	$37	$319	($172)	$181	$240	$225	$43	$161

1	Sum of all the quarters may not add up to the annual total due to rounding.
2

Realized price, adjusted net earnings, adjusted net earnings per share and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 61 to 76 of this MD&A.

3	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Our recent financial results reflect our emphasis on cost control and growing operating cash flow and free cash flow1. The positive free cash flow1 generated, combined with the proceeds from various divestitures, have allowed us to strengthen our balance sheet over the past two years.

In the fourth quarter of 2018, we recorded $319 million (net of tax effects and non-controlling interests) of net asset impairments primarily relating to impairments of $160 million of non-current assets and $154 million of goodwill at the Veladero mine. We also recorded an inventory impairment of $166 million at Lagunas Norte, which was included in cost of sales. In the third quarter of 2018, we recorded a $405 million impairment charge resulting from an asset impairment at Lagunas Norte. In the fourth quarter of 2017, we recorded $521 million (net of tax effects and non-controlling interest) of net asset impairments primarily relating to impairments at the Pascua-Lama project and Acacia’s Bulyanhulu mine, partially offset by an impairment reversal at Lumwana. In the third quarter of 2017, we recognized a $172 million tax provision relating to the impact of the proposed framework for Acacia operations in Tanzania. In the second quarter of 2017, we recorded $858 million (net of tax effects) of gains on the disposition of 50% of the Veladero mine and a 25% interest in the Cerro Casale project. In the first quarter of 2017, we recorded a net asset impairment reversal of $522 million (net of tax effects and non-controlling interest) primarily relating to impairment reversals at the Cerro Casale project.

Fourth Quarter Results

In the fourth quarter of 2018, we reported a net loss of $1,197 million and adjusted net earnings1 of $69 million, compared to a net loss of $314 million and adjusted net earnings1 of $253 million in the fourth quarter of 2017. The net loss in the fourth quarter of 2018 reflects higher income tax expense mainly attributed to the de-recognition of our Canadian and Peruvian deferred tax assets, combined with an inventory impairment of $166 million at Lagunas Norte. This was further impacted by lower gold sales volume and higher cost of sales, partially offset by higher realized gold prices1. In the fourth quarter of 2018, we recorded $319 million (net of tax effects and non-controlling interests) in net impairment charges, mainly relating to $160 million (net of tax) of non-current assets and $154 million of goodwill at Veladero, compared to $521 million (net of tax effects and non-controlling interests) recorded in the fourth quarter of 2017. The decrease in adjusted net earnings1 primarily reflects a decrease in gold sales volume, and lower realized gold prices1, combined with higher cost of sales compared to the fourth quarter of 2017.

In the fourth quarter of 2018, gold and copper sales were 1.23 million ounces and 109 million pounds, respectively, compared to 1.37 million ounces and 107 million pounds, respectively, in the fourth quarter of 2017. The decrease in gold sales was primarily due to lower tonnage processed at Lagunas Norte, lower grades at Kalgoorlie due to the ongoing impact of the pit wall slips, lower grades processed and lower tonnage at Veladero, partially offset by higher tonnage processed and higher grades at Barrick Nevada. Revenues in the fourth quarter of 2018 were lower than the same prior year period, reflecting lower gold sales volume, and lower market prices for gold and copper.

In the fourth quarter of 2018, cost of sales was $1.6 billion, an increase of $166 million compared to the same prior year period, primarily reflecting an inventory impairment of $166 million at Lagunas Norte. This was combined with higher direct mining costs mainly due to higher energy prices and consumption, offset by the impact of lower sales volume driving lower depreciation costs and royalty expenses. Cost of sales per ounce4 was $980 per ounce, an increase of $179 per ounce, primarily due to the impact of lower grade and recovery. Cost of sales per pound4 was $2.85, an increase of $1.06 per pound from the same prior year period due to higher direct mining costs relating to higher maintenance costs and higher equipment usage, combined with higher depreciation expense at Lumwana. This was further impacted by lower capitalized stripping as phase 6B was completed in

BARRICK YEAR-END 2018	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

the prior year at Zaldívar, and partially offset by higher sales volume at Jabal Sayid.

In the fourth quarter of 2018, operating cash flow was $411 million, compared to $590 million in the same prior year period. The decrease in operating cash flow primarily reflects lower gold sales volume and higher cost of sales.

In the fourth quarter of 2018, free cash flow1 was $37 million, lower than the $240 million in the same prior year period. The decrease was caused by lower operating cash flow generated in the fourth quarter of 2018 compared to the same prior year period, combined with slightly higher cash capital expenditures of $374 million, compared to $350 million in the fourth quarter of 2017.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Disclosure controls and procedures form a broader framework designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A and Barrick’s Annual Report. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

As described on page 28 of this report, the Company’s management structure is being refined as part of the merger with Randgold. These changes have a minimal impact on the internal control over financial reporting and disclosure framework for 2018 but it is reasonable to conclude that they will impact the frameworks in the upcoming year.

The management of Barrick, at the direction of our President and Chief Executive Officer and Senior Executive Vice-President, Chief Financial Officer, evaluated the effectiveness of the design and operation of internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2018.

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2018 will be included in Barrick’s 2018 Annual Report and its 2018 Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the

Financial Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying Financial Statements.

BARRICK YEAR-END 2018	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
•	Acquisition/disposition gains/losses;
•	Foreign currency translation gains/losses;
•	Significant tax adjustments;
•	Unrealized gains/losses on non-hedge derivative instruments; and
•	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

BARRICK YEAR-END 2018	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)		For the years ended December 31		For the three months ended December 31
	2018	2017	2016	2018	2017
Net earnings (loss) attributable to equity holders of the Company	($1,545)	$1,438	$655	($1,197)	($314)
Impairment charges (reversals) related to long-lived assets[1]	900	(212)	(250)	408	916
Acquisition/disposition (gains)/losses[2]	(68)	(911)	42	(19)	(29)
Foreign currency translation (gains)/losses	136	72	199	(16)	12
Significant tax adjustments[3]	742	244	43	719	61
Other expense adjustments[4]	366	178	114	261	17
Unrealized gains/(losses) on non-hedge derivative instruments	1	(1)	(32)	1	5
Tax effect and non-controlling interest[5]	(123)	68	47	(88)	(415)
Adjusted net earnings	$409	$876	$818	$69	$253
Net earnings (loss) per share[6]	(1.32)	1.23	0.56	(1.02)	(0.27)
Adjusted net earnings per share[6]	0.35	0.75	0.70	0.06	0.22
1

Net impairment charges for the current year primarily relate to non-current asset impairments at Lagunas Norte during the third quarter of 2018, and non-current asset and goodwill impairments at Veladero during the fourth quarter of 2018.

2	Disposition gains for the current year primarily relate to the gain on the sale of a non-core royalty asset at Acacia.
3	Significant tax adjustments for the current year primarily relate to the de-recognition of our Canadian and Peruvian deferred tax assets.
4

Other expense adjustments for the current year primarily relate to the inventory impairment charge at Lagunas Norte, the write-off of a Western Australia long-term stamp duty receivable, costs associated with the merger with Randgold, debt extinguishment costs, and the settlement of a dispute regarding a historical supplier contract acquired as part of the Equinox acquisition in 2011.

5	Tax effect and non-controlling interest for the current year primarily relates to the impairment charges related to long-lived assets.
6	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under

IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the years ended December 31			For the three months ended December 31
	2018	2017	2016	2018	2017
Net cash provided by operating activities	$1,765	$2,065	$2,640	$411	$590
Capital expenditures	(1,400)	(1,396)	(1,126)	(374)	(350)
Free cash flow	$365	$669	$1,514	$37	$240

BARRICK YEAR-END 2018	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 26 gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and their ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Cash costs starts with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with cash costs and include sustaining capital expenditures, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital expenditures at new projects and discrete projects at existing operations intended to increase production capacity and will not benefit production for at least 12 months) and other non-sustaining costs (primarily exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that our use of cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations, but does not reflect a reduction in costs for costs associated with other metal sales.

C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, corporate general and administrative costs, minesite exploration and evaluation costs, royalties, environmental rehabilitation costs and write-downs taken on inventory to net realizable value.

BARRICK YEAR-END 2018	63	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)			For the years ended December 31		For the three months ended December 31
	Footnote	2018	2017	2016	2018	2017
Cost of sales applicable to gold production		$4,621	$4,836	$4,980	$1,353	$1,292
Depreciation		(1,253)	(1,529)	(1,504)	(346)	(404)
By-product credits	1	(131)	(135)	(184)	(26)	(30)
Realized (gains)/losses on hedge and non-hedge derivatives	2	3	23	89	3	4
Non-recurring items	3	(172)	—	24	(155)	—
Other	4	(87)	(106)	(44)	(27)	(35)
Non-controlling interests (Pueblo Viejo and Acacia)	5	(313)	(299)	(358)	(80)	(81)
Cash costs		$2,668	$2,790	$3,003	$722	$746
General & administrative costs		265	248	256	53	62
Minesite exploration and evaluation costs	6	45	47	44	14	8
Minesite sustaining capital expenditures	7	975	1,109	944	276	279
Rehabilitation - accretion and amortization (operating sites)	8	81	64	59	18	13
Non-controlling interest, copper operations and other	9	(374)	(273)	(287)	(118)	(74)
All-in sustaining costs		$3,660	$3,985	$4,019	$965	$1,034
Project exploration and evaluation and project costs	6	338	307	193	110	90
Community relations costs not related to current operations		4	4	8	2	1
Project capital expenditures	7	459	273	175	127	81
Rehabilitation - accretion and amortization (non-operating sites)	8	33	20	11	8	4
Non-controlling interest and copper operations	9	(21)	(21)	(42)	(5)	(9)
All-in costs		$4,473	$4,568	$4,364	$1,207	$1,201
Ounces sold - equity basis (000s ounces)	10	4,544	5,302	5,503	1,232	1,372
Cost of sales per ounce	11,12	$892	$794	$798	$980	$801
Cash costs per ounce	12	$588	$526	$546	$588	$545
Cash costs per ounce (on a co-product basis)	12,13	$607	$544	$569	$602	$561
All-in sustaining costs per ounce	12	$806	$750	$730	$788	$756
All-in sustaining costs per ounce (on a co-product basis)	12,13	$825	$768	$753	$802	$772
All-in costs per ounce	12	$985	$860	$792	$985	$882
All-in costs per ounce (on a co-product basis)	12,13	$1,004	$878	$815	$999	$898

1	By-product credits

Revenues include the sale of by-products for our gold and copper mines for the three months ended December 31, 2018 of $26 million (2017: $30 million) and the year ended December 31, 2018 of $131 million (2017: $135 million; 2016: $151 million) and energy sales from the Monte Rio power plant at our Pueblo Viejo mine for the three months ended December 31, 2018 of $nil (2017: $nil) and the year ended December 31, 2018 of $nil (2017: $nil; 2016: $33 million) up until its disposition on August 18, 2016.

2	Realized (gains)/losses on hedge and non-hedge derivatives

Includes realized hedge losses of $2 million and $4 million for the three months and year ended December 31, 2018, respectively (2017: $5 million and $27 million, respectively; 2016: $73 million), and realized non-hedge losses of $1 million and gains of $1 million for the three months and year ended December 31, 2018, respectively (2017: gains of $1 million and $4 million, respectively; 2016: losses of $16 million). Refer to note 5 of the Financial Statements for further information.

3	Non-recurring items

These gains/costs are not indicative of our cost of production and have been excluded from the calculation of cash costs. Non-recurring items for the current year mainly relate to inventory impairment of $166 million at Lagunas Norte.

4	Other

Other adjustments include adding the net margins related to power sales at Pueblo Viejo of $nil and $nil, respectively, for the three months and year ended December 31, 2018 (2017: $nil and $nil, respectively; 2016: $5 million), adding the cost of treatment and refining charges of $nil and $nil, respectively, for the three months and year ended December 31, 2018 (2017: $nil and $1 million, respectively; 2016: $16 million), and the removal of cash costs associated with our Pierina mine, which is mining incidental ounces as it enters closure, of $27 million and $87 million for the three months and year ended December 31, 2018, respectively (2017: $35 million and $108 million, respectively; 2016: $66 million).

BARRICK YEAR-END 2018	64	MANAGEMENT’S DISCUSSION AND ANALYSIS

5	Non-controlling interests (Pueblo Viejo and Acacia)

Non-controlling interests include non-controlling interests related to gold production of $114 million and $453 million, respectively, for the three months and year ended December 31, 2018 (2017: $137 million and $454 million, respectively; 2016: $508 million). Refer to note 5 of the Financial Statements for further information.

6	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite if it supports current mine operations and project if it relates to future projects. Refer to page 38 of this MD&A.

7	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are Crossroads, the Cortez Range Front declines, Goldrush, and the Deep South Expansion at Barrick Nevada and construction of the third shaft at Turquoise Ridge. Refer to page 37 of this MD&A.

8	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of our gold operations, split between operating and non-operating sites.

9	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project costs, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of our Acacia and Pueblo Viejo operating segments and South Arturo at Barrick Nevada. Figures remove the impact of Pierina, which is mining incidental ounces as it enters closure. The impact is summarized as the following:

($ millions)	For the years ended December 31			For the three months ended December 31
Non-controlling interest, copper operations and other	2018	2017	2016	2018	2017
General & administrative costs	($104)	($21)	($36)	($36)	($8)
Minesite exploration and evaluation costs	(3)	(12)	(9)	(2)	1
Rehabilitation - accretion and amortization (operating sites)	(6)	(10)	(9)	(2)	(2)
Minesite sustaining capital expenditures	(261)	(230)	(233)	(78)	(65)
All-in sustaining costs total	($374)	($273)	($287)	($118)	($74)
Project exploration and evaluation and project costs	(16)	(17)	(12)	(3)	(8)
Project capital expenditures	(5)	(4)	(30)	(2)	(1)
All-in costs total	($21)	($21)	($42)	($5)	($9)

10	Ounces sold - equity basis

Figures remove the impact of Pierina, which is mining incidental ounces as it enters closure.

11	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $32 million and $116 million, respectively, for the three months and year ended December 31, 2018 (2017: $55 million and $174 million, respectively; 2016: $82 million), which is mining incidental ounces as it enters closure. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales related to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces sold.

12	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

13	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the years ended December 31			For the three months ended December 31
	2018	2017	2016	2018	2017
By-product credits	$131	$135	$184	$26	$30
Non-controlling interest	(45)	(30)	(53)	(10)	(6)
By-product credits (net of non-controlling interest)	$86	$105	$131	$16	$24

BARRICK YEAR-END 2018	65	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating segment

($ millions, except per ounce information in dollars)							For the three months ended December 31, 2018
	Footnote	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
Cost of sales applicable to gold production		$472	$54	$192	$98	$208	$114	$52	$14	$54	$64
Depreciation		(186)	(7)	(53)	(32)	(10)	(23)	(7)	—	(14)	(10)
By-product credits	1	—	—	(17)	(2)	(3)	(1)	—	—	—	(1)
Non-recurring items	2	—	—	(2)	(4)	(166)	—	—	—	17	—
Other	3	—	—	1	—	—	—	—	—	—	—
Non-controlling interests		—	—	(49)	—	—	(33)	—	—	—	—
Cash costs		$286	$47	$72	$60	$29	$57	$45	$14	$57	$53
General & administrative costs		—	—	—	—	—	8	—	—	—	—
Minesite exploration and evaluation costs	4	5	—	—	1	1	—	—	—	—	2
Minesite sustaining capital expenditures	5	57	7	35	59	7	16	17	1	17	9
Rehabilitation - accretion and amortization (operating sites)	6	9	—	3	—	2	1	1	1	(1)	1
Non-controlling interests		(4)	—	(15)	—	—	(9)	—	—	—	—
All-in sustaining costs		$353	$54	$95	$120	$39	$73	$63	$16	$73	$65
Project exploration and evaluation and project costs	4	3	—	—	—	—	—	—	—	—	—
Project capital expenditures	5	76	13	—	—	—	3	—	—	—	—
Non-controlling interests		—	—	—	—	—	(1)	—	—	—	—
All-in costs		$432	$67	$95	$120	$39	$75	$63	$16	$73	$65
Ounces sold - equity basis (000s ounces)		595	66	170	74	50	86	48	10	72	61
Cost of sales per ounce	7,8	$792	$802	$686	$1,352	$4,186	$852	$1,083	$1,423	$733	$1,022
Cash costs per ounce	8	$479	$701	$425	$823	$607	$651	$932	$1,430	$786	$857
Cash costs per ounce (on a co-product basis)	8,9	$480	$701	$482	$848	$653	$658	$935	$1,448	$796	$863
All-in sustaining costs per ounce	8	$591	$798	$559	$1,648	$796	$857	$1,311	$1,586	$1,018	$1,054
All-in sustaining costs per ounce (on a co-product basis)	8,9	$592	$798	$616	$1,673	$842	$864	$1,314	$1,604	$1,028	$1,060
All-in costs per ounce	8	$723	$993	$560	$1,648	$800	$878	$1,311	$1,586	$1,018	$1,054
All-in costs per ounce (on a co-product basis)	8,9	$724	$993	$617	$1,673	$846	$885	$1,314	$1,604	$1,028	$1,060

BARRICK YEAR-END 2018	66	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)							For the three months ended December 31, 2017
	Footnote	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
Cost of sales applicable to gold production		$428	$55	$241	$108	$75	$114	$53	$14	$69	$79
Depreciation		(155)	(10)	(107)	(33)	(18)	(25)	(8)	—	(12)	(16)
By-product credits	1	(1)	—	(14)	(5)	(4)	—	—	—	(1)	—
Non-recurring items	2	—	—	—	—	—	—	—	—	—	—
Other	3	—	—	—	—	—	1	—	—	—	—
Non-controlling interests		(1)	—	(49)	—	—	(31)	—	—	—	—
Cash costs		$271	$45	$71	$70	$53	$59	$45	$14	$56	$63
General & administrative costs		—	—	—	—	—	9	—	—	—	—
Minesite exploration and evaluation costs	4	4	—	—	—	—	—	—	—	1	3
Minesite sustaining capital expenditures	5	94	8	30	39	8	18	10	—	16	8
Rehabilitation - accretion and amortization (operating sites)	6	4	—	3	—	1	1	1	—	(1)	—
Non-controlling interests		—	—	(13)	—	—	(12)	—	—	—	—
All-in sustaining costs		$373	$53	$91	$109	$62	$75	$56	$14	$72	$74
Project exploration and evaluation and project costs	4	4	—	—	—	—	—	—	—	—	—
Project capital expenditures	5	63	4	—	—	—	3	—	—	—	—
Non-controlling interests		—	—	—	—	—	(1)	—	—	—	—
All-in costs		$440	$57	$91	$109	$62	$77	$56	$14	$72	$74
Ounces sold - equity basis (000s ounces)		539	81	182	114	114	94	64	11	80	93
Cost of sales per ounce	7,8	$794	$672	$795	$953	$659	$774	$831	$1,221	$864	$850
Cash costs per ounce	8	$506	$550	$388	$609	$461	$581	$690	$1,218	$705	$675
Cash costs per ounce (on a co-product basis)	8,9	$507	$550	$490	$618	$508	$587	$695	$1,228	$715	$680
All-in sustaining costs per ounce	8	$696	$638	$498	$950	$547	$779	$864	$1,262	$897	$796
All-in sustaining costs per ounce (on a co-product basis)	8,9	$697	$638	$600	$959	$594	$785	$869	$1,272	$907	$801
All-in costs per ounce	8	$818	$692	$498	$950	$553	$803	$878	$1,267	$897	$796
All-in costs per ounce (on a co-product basis)	8,9	$819	$692	$600	$959	$600	$809	$883	$1,277	$907	$801

BARRICK YEAR-END 2018	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)								For the year ended December 31, 2018
	Footnote	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
Cost of sales applicable to gold production		$1,715	$206	$732	$310	$337	$456	$195	$53	$213	$288
Depreciation		(649)	(28)	(185)	(121)	(46)	(89)	(18)	—	(42)	(52)
By-product credits	1	(2)	—	(90)	(8)	(13)	(4)	(1)	—	(2)	(2)
Non-recurring items	2	—	—	(2)	(4)	(166)	—	—	—	—	—
Other	3	—	—	2	—	—	—	—	—	—	—
Non-controlling interests		—	—	(183)	—	—	(131)	—	—	—	—
Cash costs		$1,064	$178	$274	$177	$112	$232	$176	$53	$169	$234
General & administrative costs		—	—	—	—	—	26	—	—	—	—
Minesite exploration and evaluation costs	4	19	—	—	2	2	—	—	—	—	10
Minesite sustaining capital expenditures	5	260	20	145	143	20	81	42	3	62	26
Rehabilitation - accretion and amortization (operating sites)	6	30	1	10	1	25	4	4	3	(1)	4
Non-controlling interests		(10)	—	(62)	—	—	(40)	—	—	—	—
All-in sustaining costs		$1,363	$199	$367	$323	$159	$303	$222	$59	$230	$274
Project exploration and evaluation and project costs	4	6	—	—	—	—	—	—	—	—	—
Project capital expenditures	5	312	42	—	—	2	12	—	—	—	—
Non-controlling interests		—	—	—	—	—	(4)	—	—	—	—
All-in costs		$1,681	$241	$367	$323	$161	$311	$222	$59	$230	$274
Ounces sold - equity basis (000s ounces)		2,097	262	590	280	251	333	168	30	213	320
Cost of sales per ounce	7,8	$818	$783	$750	$1,112	$1,342	$876	$1,157	$1,755	$996	$899
Cash costs per ounce	8	$507	$678	$465	$629	$448	$680	$1,046	$1,762	$796	$732
Cash costs per ounce (on a co-product basis)	8,9	$508	$678	$553	$654	$499	$687	$1,050	$1,772	$810	$737
All-in sustaining costs per ounce	8	$649	$756	$623	$1,154	$636	$905	$1,318	$1,954	$1,083	$857
All-in sustaining costs per ounce (on a co-product basis)	8,9	$650	$756	$711	$1,179	$687	$912	$1,322	$1,964	$1,097	$862
All-in costs per ounce	8	$801	$916	$623	$1,154	$644	$929	$1,320	$1,954	$1,083	$857
All-in costs per ounce (on a co-product basis)	8,9	$802	$916	$711	$1,179	$695	$936	$1,324	$1,964	$1,097	$862

BARRICK YEAR-END 2018	68	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)								For the year ended December 31, 2017
	Footnote	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
Cost of sales applicable to gold production		$1,869	$159	$730	$410	$245	$469	$193	$55	$239	$292
Depreciation		(793)	(28)	(229)	(119)	(68)	(107)	(27)	(3)	(39)	(58)
By-product credits	1	(3)	—	(72)	(17)	(16)	(7)	(1)	—	(3)	(2)
Non-recurring items	2	—	—	—	—	—	—	—	—	—	—
Other	3	—	—	—	—	—	1	—	—	—	—
Non-controlling interests		(1)	—	(171)	—	—	(127)	—	—	—	—
Cash costs		$1,072	$131	$258	$274	$161	$229	$165	$52	$197	$232
General & administrative costs		—	—	—	—	—	21	—	—	—	—
Minesite exploration and evaluation costs	4	16	—	—	3	4	—	—	—	1	9
Minesite sustaining capital expenditures	5	360	32	114	173	20	137	44	—	55	20
Rehabilitation - accretion and amortization (operating sites)	6	25	1	13	2	7	6	5	2	(2)	3
Non-controlling interests		(3)	—	(51)	—	—	(61)	—	—	—	—
All-in sustaining costs		$1,470	$164	$334	$452	$192	$332	$214	$54	$251	$264
Project exploration and evaluation and project costs	4	8	—	—	—	—	—	—	—	—	—
Project capital expenditures	5	224	4	—	—	5	11	5	1	—	—
Non-controlling interests		—	—	—	—	—	(4)	—	—	—	—
All-in costs		$1,702	$168	$334	$452	$197	$339	$219	$55	$251	$264
Ounces sold - equity basis (000s ounces)		2,357	222	637	458	397	379	196	41	253	362
Cost of sales per ounce	7,8	$792	$715	$699	$897	$617	$791	$986	$1,334	$944	$806
Cash costs per ounce	8	$455	$589	$405	$598	$405	$587	$841	$1,265	$781	$642
Cash costs per ounce (on a co-product basis)	8,9	$456	$589	$475	$636	$446	$598	$846	$1,270	$791	$647
All-in sustaining costs per ounce	8	$624	$733	$525	$987	$483	$875	$1,092	$1,329	$993	$729
All-in sustaining costs per ounce (on a co-product basis)	8,9	$625	$733	$595	$1,025	$524	$886	$1,097	$1,334	$1,003	$734
All-in costs per ounce	8	$722	$753	$525	$987	$497	$894	$1,119	$1,349	$993	$729
All-in costs per ounce (on a co-product basis)	8,9	$723	$753	$595	$1,025	$538	$905	$1,124	$1,354	$1,003	$734

BARRICK YEAR-END 2018	69	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)								For the year ended December 31, 2016
	Footnote	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
Cost of sales applicable to gold production		$1,896	$155	$644	$464	$276	$719	$188	$54	$203	$289
Depreciation		(807)	(27)	(147)	(118)	(96)	(166)	(26)	(5)	(34)	(56)
By-product credits	1	(2)	—	(90)	(27)	(17)	(39)	(1)	—	(2)	(2)
Non-recurring items	2	—	—	34	(10)	—	—	—	—	—	—
Other	3	—	—	5	—	—	8	—	—	—	7
Non-controlling interests		—	—	(170)	—	—	(188)	—	—	—	—
Cash costs		$1,087	$128	$276	$309	$163	$334	$161	$49	$167	$238
General & administrative costs		—	—	—	—	—	55	—	—	—	—
Minesite exploration and evaluation costs	4	10	—	—	1	2	3	—	—	1	5
Minesite sustaining capital expenditures	5	217	32	101	95	51	190	37	2	43	21
Rehabilitation - accretion and amortization (operating sites)	6	26	1	10	4	8	6	1	2	(2)	4
Non-controlling interests		(4)	—	(44)	—	—	(88)	—	—	—	—
All-in sustaining costs		$1,336	$161	$343	$409	$224	$500	$199	$53	$209	$268
Project exploration and evaluation and project costs	4	19	—	—	—	—	—	—	—	—	—
Project capital expenditures	5	141	—	—	—	5	1	—	—	—	—
Non-controlling interests		(30)	—	—	—	—	—	—	—	—	—
All-in costs		$1,466	$161	$343	$409	$229	$501	$199	$53	$209	$268
Ounces sold - equity basis (000s ounces)		2,162	257	700	532	425	522	237	36	243	380
Cost of sales per ounce	7,8	$876	$603	$564	$872	$651	$880	$795	$1,512	$836	$762
Cash costs per ounce	8	$502	$498	$395	$582	$383	$640	$679	$1,376	$689	$627
Cash costs per ounce (on a co-product basis)	8,9	$503	$498	$473	$632	$423	$677	$683	$1,385	$697	$615
All-in sustaining costs per ounce	8	$618	$625	$490	$769	$529	$958	$839	$1,493	$858	$706
All-in sustaining costs per ounce (on a co-product basis)	8,9	$619	$625	$568	$819	$569	$995	$843	$1,502	$866	$694
All-in costs per ounce	8	$678	$625	$490	$769	$540	$960	$839	$1,493	$858	$706
All-in costs per ounce (on a co-product basis)	8,9	$679	$625	$568	$819	$580	$997	$843	$1,502	$866	$694

1	By-product credits

Revenues include the sale of by-products for our gold mines and energy sales from the Monte Rio power plant at our Pueblo Viejo mine for the three months ended December 31, 2018 of $nil (2017: $nil) and the year ended December 31, 2018 of $nil (2017: $nil; 2016: $33 million) up until its disposition on August 18, 2016.

2	Non-recurring items

These gains/costs are not indicative of our cost of production and have been excluded from the calculation of cash costs. Non-recurring items for the current year mainly relate to inventory impairment of $166 million at Lagunas Norte.

3	Other

Other adjustments include adding the net margins related to power sales at Pueblo Viejo of $nil and $nil, respectively, for the three months and year ended December 31, 2018 (2017: $nil and $nil, respectively; 2016: $5 million) and adding the cost of treatment and refining charges of $nil and $nil, respectively, for the three months and year ended December 31, 2018 (2017: $1 million and $1 million, respectively; 2016: $9 million).

4	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite if it supports current mine operations and project if it relates to future projects. Refer to page 38 of this MD&A.

BARRICK YEAR-END 2018	70	MANAGEMENT’S DISCUSSION AND ANALYSIS

5	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are Crossroads, the Cortez Range Front declines, Goldrush, and the Deep South Expansion at Barrick Nevada and construction of the third shaft at Turquoise Ridge. Refer to page 37 of this MD&A.

6	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of our gold operations, split between operating and non-operating sites.

7	Cost of sales per ounce

Cost of sales related to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces sold.

8	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

9	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)					For the three months ended December 31, 2018
	Barrick	Turquoise	Pueblo		Lagunas			Golden
	Nevada	Ridge	Viejo	Veladero	Norte	Acacia	Hemlo	Sunlight	Porgera	Kalgoorlie
By-product credits	$—	$—	$17	$2	$3	$1	$—	$—	$—	$1
Non-controlling interest	—	—	(7)	—	—	—	—	—	—	—
By-product credits (net of non-controlling interest)	$—	$—	$10	$2	$3	$1	$—	$—	$—	$1

				For the three months ended December 31, 2017
	Barrick	Turquoise	Pueblo		Lagunas			Golden
	Nevada	Ridge	Viejo	Veladero	Norte	Acacia	Hemlo	Sunlight	Porgera	Kalgoorlie
By-product credits	$1	$—	$14	$5	$4	$—	$—	$—	$1	$—
Non-controlling interest	—	—	(6)	—	—	—	—	—	—	—
By-product credits (net of non-controlling interest)	$1	$—	$8	$5	$4	$—	$—	$—	$1	$—

					For the year ended December 31, 2018
	Barrick	Turquoise	Pueblo		Lagunas			Golden
	Nevada	Ridge	Viejo	Veladero	Norte	Acacia	Hemlo	Sunlight	Porgera	Kalgoorlie
By-product credits	$2	$—	$90	$8	$13	$4	$1	$—	$2	$2
Non-controlling interest	—	—	(37)	—	—	(1)	—	—	—	—
By-product credits (net of non-controlling interest)	$2	$—	$53	$8	$13	$3	$1	$—	$2	$2

					For the year ended December 31, 2017
	Barrick	Turquoise	Pueblo		Lagunas			Golden
	Nevada	Ridge	Viejo	Veladero	Norte	Acacia	Hemlo	Sunlight	Porgera	Kalgoorlie
By-product credits	$3	$—	$72	$17	$16	$7	$1	$—	$3	$2
Non-controlling interest	—	—	(28)	—	—	(3)	—	—	—	—
By-product credits (net of non-controlling interest)	$3	$—	$44	$17	$16	$4	$1	$—	$3	$2

					For the year ended December 31, 2016
	Barrick	Turquoise	Pueblo		Lagunas			Golden
	Nevada	Ridge	Viejo	Veladero	Norte	Acacia	Hemlo	Sunlight	Porgera	Kalgoorlie
By-product credits	$2	$—	$90	$27	$17	$39	$1	$—	$2	$2
Non-controlling interest	—	—	(39)	—	—	(14)	—	—	—	—
By-product credits (net of non-controlling interest)	$2	$—	$51	$27	$17	$25	$1	$—	$2	$2

BARRICK YEAR-END 2018	71	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)		For the years ended December 31		For the three months ended December 31
	2018	2017	2016	2018	2017
Cost of sales	$558	$399	$319	$210	$107
Depreciation/amortization	(170)	(83)	(45)	(84)	(24)
Treatment and refinement charges	144	157	167	41	41
Cash cost of sales applicable to equity method investments	281	245	203	78	75
Less: royalties and production taxes	(44)	(38)	(41)	(15)	(11)
By-product credits	(6)	(5)	—	(2)	(1)
Other	(11)	—	—	(11)	—
C1 cash cost of sales	$752	$675	$603	$217	$187
General & administrative costs	28	12	14	5	3
Rehabilitation - accretion and amortization	16	12	7	3	3
Royalties and production taxes	44	38	41	15	11
Minesite exploration and evaluation costs	4	6	—	2	1
Minesite sustaining capital expenditures	220	204	169	67	67
Inventory write-downs	11	—	—	11	—
All-in sustaining costs	$1,075	$947	$834	$320	$272
Pounds sold - consolidated basis (millions pounds)	382	405	405	109	107
Cost of sales per pound[1,2]	$2.40	$1.77	$1.41	$2.85	$1.79
C1 cash cost per pound[1]	$1.97	$1.66	$1.49	$1.98	$1.72
All-in sustaining costs per pound[1]	$2.82	$2.34	$2.05	$2.95	$2.51
1	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
2

Cost of sales per pound related to copper is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds sold (including our proportionate share of copper pounds sold from our equity method investments).

BARRICK YEAR-END 2018	72	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating site

($ millions, except per pound information in dollars)				For the three months ended December 31
	2018				2017
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	$77	$210	$23	$73	$104	$23
Depreciation/amortization	(19)	(84)	(3)	(16)	(24)	(5)
Treatment and refinement charges	—	36	5	—	37	4
Less: royalties and production taxes	—	(11)	(4)	—	(11)	—
By-product credits	—	—	(2)	—	—	—
Other	—	(11)	—	—	—	—
C1 cash cost of sales	$58	$140	$19	$57	$106	$22
Rehabilitation - accretion and amortization	—	3	—	—	3	—
Royalties and production taxes	—	11	4	—	11	—
Minesite exploration and evaluation costs	2	—	—	1	—	—
Minesite sustaining capital expenditures	16	47	4	21	43	3
Inventory write-downs	—	11	—	—	—	—
All-in sustaining costs	$76	$212	$27	$79	$163	$25
Pounds sold - consolidated basis (millions pounds)	30	65	14	32	65	10
Cost of sales per pound[1,2]	$2.55	$3.22	$1.70	$2.29	$1.60	$2.15
C1 cash cost per pound[1]	$1.91	$2.12	$1.48	$1.78	$1.63	$2.05
All-in sustaining costs per pound[1]	$2.50	$3.26	$2.04	$2.45	$2.52	$2.41

($ millions, except per pound information in dollars)							For the years ended December 31
		2018			2017			2016
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	$261	$558	$98	$243	$396	$75	$221	$319	$33
Depreciation/amortization	(59)	(170)	(19)	(55)	(83)	(17)	(44)	(45)	(6)
Treatment and refinement charges	—	125	19	—	144	14	—	161	6
Less: royalties and production taxes	—	(39)	(5)	—	(38)	—	—	(41)	—
By-product credits	—	—	(6)	—	—	(5)	—	—	—
Other	—	(11)	—	—	—	—	—	—	—
C1 cash cost of sales	$202	$463	$87	$188	$419	$67	$177	$394	$33
Rehabilitation - accretion and amortization	—	16	—	—	12	—	—	7	—
Royalties and production taxes	—	39	5	—	38	—	—	41	—
Minesite exploration and evaluation costs	2	2	—	4	2	—	—	—	—
Minesite sustaining capital expenditures	49	154	17	58	123	23	56	96	17
Inventory write-downs	—	11	—	—	—	—	—	—	—
All-in sustaining costs	$253	$685	$109	$250	$594	$90	$233	$538	$50
Pounds sold - consolidated basis (millions pounds)	103	222	57	113	253	39	114	274	17
Cost of sales per pound[1,2]	$2.55	$2.51	$1.73	$2.15	$1.57	$1.90	$1.93	$1.16	$1.98
C1 cash cost per pound[1]	$1.97	$2.08	$1.53	$1.66	$1.66	$1.70	$1.55	$1.44	$1.97
All-in sustaining costs per pound[1]	$2.47	$3.08	$1.92	$2.21	$2.35	$2.30	$2.05	$1.97	$2.98
[1]	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
[2]

Cost of sales per pound applicable to copper is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds sold (including our proportionate share of copper pounds sold from our equity method investments).

BARRICK YEAR-END 2018	73	MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Finance income; and
•	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and unrealized gains on non-hedge derivative instruments. We believe these items provide a greater level of consistency with the adjusting items included in our Adjusted Net Earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented.

Starting in this fourth quarter 2018 MD&A, we amended our calculation of Adjusted EBITDA to remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. The prior periods have been restated to reflect the change in presentation. We believe this change will assist analysts, investors and other stakeholders of Barrick in better understanding the ability of our full business, including equity method investments, to generate liquidity from operating cash flow.

EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)		For the years ended December 31		For the three months ended December 31
	2018	2017	2016	2018	2017
Net earnings (loss)	($1,435)	$1,516	$861	($1,165)	($467)
Income tax expense	1,198	1,231	917	776	51
Finance costs, net[1]	458	624	725	95	115
Depreciation	1,457	1,647	1,574	441	434
EBITDA	$1,678	$5,018	$4,077	$147	$133
Impairment charges (reversals) of long-lived assets[2]	900	(212)	(250)	408	916
Acquisition/disposition (gains)/losses[3]	(68)	(911)	42	(19)	(29)
Foreign currency translation (gains)/losses	136	72	199	(16)	12
Other expense adjustments[4]	336	51	(15)	261	17
Unrealized gains on non-hedge derivative instruments	1	(1)	(32)	1	5
Income tax expense, net finance costs[1], and depreciation from equity investees	$97	$98	$63	$24	$29
Adjusted EBITDA	$3,080	$4,115	$4,084	$806	$1,083
1	Finance costs exclude accretion.
2

Net impairment charges for the current year primarily relate to non-current asset impairments at Lagunas Norte during the third quarter of 2018, and non-current asset and goodwill impairments at Veladero during the fourth quarter of 2018.

3	Disposition gains for the current year primarily relate to the gain on the sale of a non-core royalty asset at Acacia.
4

Other expense adjustments for the current year primarily relate to the inventory impairment charge at Lagunas Norte, the write-off of a Western Australia long-term stamp duty receivable, costs associated with the merger with Randgold, and the settlement of a dispute regarding a historical supplier contract acquired as part of the Equinox acquisition in 2011.

BARRICK YEAR-END 2018	74	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Segment Income to Segment EBITDA

($ millions)					For the year ended December 31, 2018
	Barrick Nevada	Turquoise Ridge	Pueblo Viejo (60%)	Veladero	Lagunas Norte	Acacia (100%)
Segment Income	$890	$126	$342	$53	($13)	$171
Depreciation	649	28	115	121	46	89
Segment EBITDA	$1,539	$154	$457	$174	$33	$260
					For the year ended December 31, 2017
	Barrick Nevada	Turquoise Ridge	Pueblo Viejo (60%)	Veladero	Lagunas Norte	Acacia (100%)
Segment Income	$1,052	$119	$395	$173	$259	$191
Depreciation	793	28	143	119	68	107
Segment EBITDA	$1,845	$147	$538	$292	$327	$298
					For the year ended December 31, 2016
	Barrick Nevada	Turquoise Ridge	Pueblo Viejo (60%)	Veladero	Lagunas Norte	Acacia (100%)
Segment Income	$771	$166	$528	$220	$260	$299
Depreciation	807	27	93	118	96	166
Segment EBITDA	$1,578	$193	$621	$338	$356	$465

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

•	Unrealized gains and losses on non-hedge derivative contracts;
•	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
•	Sales attributable to ore purchase arrangements;
•	Treatment and refining charges; and
•	Export duties.

This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues as well as treatment and refining charges that are paid to the refiner on gold and copper concentrate sales that are netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

BARRICK YEAR-END 2018	75	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Sales to Realized Price per ounce/pound

				For the years ended December 31
($ millions, except per ounce/pound information in dollars)		Gold			Copper
	2018	2017	2016	2018	2017	2016
Sales	$6,600	$7,631	$7,908	$512	$608	$466
Sales applicable to non-controlling interests	(734)	(810)	(948)	—	—	—
Sales applicable to equity method investments[1,2]	—	—	—	442	427	293
Realized non-hedge gold/copper derivative (losses) gains	2	3	(2)	—	—	—
Sales applicable to Pierina[3]	(111)	(153)	(112)	—	—	—
Treatment and refinement charges	1	1	16	144	157	167
Export duties	(1)	—	2	—	—	—
Revenues - as adjusted	$5,757	$6,672	$6,864	$1,098	$1,192	$926
Ounces/pounds sold (000s ounces/millions pounds)[3]	4,544	5,302	5,503	382	405	405
Realized gold/copper price per ounce/pound[4]	$1,267	$1,258	$1,248	$2.88	$2.95	$2.29
1

Represents sales of $300 million for the year ended December 31, 2018 (2017: $325 million; 2016: $259 million) applicable to our 50% equity method investment in Zaldívar and $161 million (2017: $116 million; 2016: $40 million) applicable to our 50% equity method investment in Jabal Sayid.

2	Sales applicable to equity method investments are net of treatment and refinement charges.
3	Figures exclude Pierina from the calculation of realized price per ounce, which is mining incidental ounces as it enters closure.
4	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK YEAR-END 2018	76	MANAGEMENT’S DISCUSSION AND ANALYSIS

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Rick Sims, Registered Member SME, Vice President, Reserves and Resources of Barrick; Geoffrey Locke, P. Eng., Manager, Metallurgy of Barrick; and Mike Tsafaras, P. Eng., Manager, Value Realization of Barrick who are each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Following the completion of the merger with Randgold, the designation of Qualified Persons for the combined company will be reviewed and may be updated for future reporting.

ENDNOTES

1

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 61 to 76 of this MD&A.

2	Amount excludes capital leases and includes Acacia (100% basis).

3	Includes $146 million cash primarily held at Acacia, which may not be readily deployed.

4

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces sold. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds sold (including our proportionate share of copper pounds sold from our equity method investments).

5

Total reportable incident frequency rate (“TRIFR”) is a ratio calculated as follows: number of reportable injuries x 200,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries.

6

Estimated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2018, unless otherwise noted. Proven reserves of 344.6 million tonnes grading 2.15 g/t, representing 23.9 million ounces of gold, and 169.2 million tonnes grading 0.59%, representing 2.195 billion pounds of copper. Probable reserves of 0.9 billion tonnes grading 1.33 g/t, representing 38.4 million ounces of gold, and 452.7 million tonnes grading 0.55%, representing 5.454 billion pounds of copper. Measured resources of 405.3 million tonnes grading 0.93 g/t, representing 12.2 million ounces of gold, and 129.7 million tonnes grading 0.36%, representing 1.034 billion pounds of copper. Indicated resources of 1.6 billion tonnes grading 1.52 g/t, representing 76.7 million ounces of gold, and 585.9 million tonnes grading 0.49%, representing 6.367 billion pounds of copper. Inferred resources of 852.9 million tonnes grading 1.22 g/t, representing 33.5 million ounces of gold, and 141.3 million tonnes grading 0.42%, representing 1.323 billion pounds of copper. Pascua- Lama measured resources of 42.8 million tonnes grading 1.86 g/t representing 2.6 million ounces of gold, and indicated resources of 391.7 million tonnes grading 1.49 g/t, representing 18.8 million ounces of gold. Complete mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 80-85 of Barrick’s Fourth Quarter and Year-End 2018 Report.

7	Compared to the continued use of heavy fuel oil and based on an oil price assumption of $70 per barrel and a natural gas price assumption of $3.75/MMbtu.

8

A Tier One Gold Asset is a mine with a stated life in excess of 10 years with 2017 production of at least 500,000 ounces of gold and 2017 total cash cost per ounce within the bottom half of Wood Mackenzie’s cost curve tools (excluding state-owned and privately-owned mines). For purposes of determining Tier One Gold Assets, Total cash cost per ounce is based on data from Wood Mackenzie as of August 31, 2018. The Wood Mackenzie calculation of Total cash cost per ounce may not be identical to the manner in which Barrick calculates comparable measures. Total cash cost per ounce is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Total cash cost per ounce should not be considered by investors as an alternative to operating profit, net profit attributable to shareholders, or to other IFRS measures. Barrick believes that Total cash cost per ounce is a useful indicator for investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies. Wood Mackenzie is an independent third party research and consultancy firm that provides data for, among others, the metals and mining industry. Wood Mackenzie does not have any affiliation to Barrick.

9

Estimated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2017, unless otherwise noted. Proven reserves of 398.2 million tonnes grading 1.91 g/t, representing 24.4 million ounces of gold, and 170.7 million tonnes grading 0.556%, representing 2.095 billion pounds of copper. Probable reserves of 0.9 billion tonnes grading 1.39 g/t, representing 40.0 million ounces of gold, and 456.7 million tonnes grading 0.592%, representing 5.956 billion pounds of copper. Measured resources of 400.0 million tonnes grading 0.92 g/t, representing 11.8 million ounces of gold, and 90.9 million tonnes grading 0.401%, representing 803.1 million pounds of copper. Indicated resources of 1.6 billion tonnes grading 1.54 g/t, representing 76.8 million ounces of gold, and 581.2 million tonnes grading 0.506%, representing 6.484 billion pounds of copper. Inferred resources of 795.4 million tonnes grading 1.21

BARRICK YEAR-END 2018	77	MANAGEMENT’S DISCUSSION AND ANALYSIS

g/t, representing 30.8 million ounces of gold, and 125.4 million tonnes grading 0.482%, representing 1.331 billion pounds of copper. Pascua-Lama measured resources of 42.8 million tonnes grading 1.86 g/t representing 2.6 ounces of gold, and indicated resources of 391.7 tonnes grading 1.49 g/t, representing 18.8 ounces of gold. Complete 2017 mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 30-39 of Barrick’s Annual Information Form/Form 40-F for the year ended December 31, 2017 on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

10	Assets, which in the opinion of Barrick, have the potential to deliver significant unrealized value in the future.

11	Currently consists of Barrick’s Lumwana mine and Zaldívar and Jabal Sayid copper joint ventures.

BARRICK YEAR-END 2018	78	MANAGEMENT’S DISCUSSION AND ANALYSIS

GLOSSARY OF TECHNICAL TERMS

ALL-IN SUSTAINING COSTS: A measure of cost per ounce/pound for gold/copper. Refer to page 64 of this MD&A for further information and a reconciliation of the measure.

AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulfide mineralization into amenable oxide ore.

BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as silver.

C1 CASH COSTS: A measure of cost per pound for copper. Refer to page 72 of this MD&A for further information and a reconciliation of the measure.

CASH COSTS: A measure of cost per ounce for gold. Refer to page 64 of this MD&A for further information and a reconciliation of the measure.

CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

CONTAINED OUNCES: Represents ounces in the ground before loss of ounces not able to be recovered by the applicable metallurgical process.

DEVELOPMENT: Work carried out for the purpose of gaining access to an ore body. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.

DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

DRILLING:

Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays. Used in mineral exploration.

In-fill: drilling closer spaced holes in between existing holes, used to provide greater geological detail and to help establish reserve estimates.

EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.

FREE CASH FLOW: A measure that reflects our ability to generate cash flow. Refer to page 62 of this MD&A for a definition.

GRADE: The amount of metal in each tonne of ore, expressed as grams per tonne for precious metals and as a percentage for most other metals.

Cut-off grade: the minimum metal grade at which an ore body can be economically mined (used in the calculation of ore reserves).

Mill-head grade: metal content of per tonne of ore going into a mill for processing. (g/t)

Reserve grade: estimated metal content of an ore body, based on reserve calculations.

HEAP LEACHING: A process whereby gold/copper is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution/sulfuric acid which dissolves the contained gold/copper. The gold/copper-laden solution is then collected for gold/copper recovery.

HEAP LEACH PAD: A large impermeable foundation or pad used as a base for ore during heap leaching.

MERRILL-CROWE PROCESS: A separation technique for removing gold from a cyanide solution.

MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

MINERAL RESERVE: See pages 80 to 85 – Summary Gold/Copper Mineral Reserves and Mineral Resources.

MINERAL RESOURCE: See pages 80 to 85 – Summary Gold/ Copper Mineral Reserves and Mineral Resources.

OPEN PIT: A mine where the minerals are mined entirely from the surface.

ORE: Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

ORE BODY: A sufficiently large amount of ore that can be mined economically.

OUNCES: Troy ounce is a unit of measure used for weighing gold at 999.9 parts per thousand purity and is equivalent to 31.1035g.

RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the valuable material recovered compared to the total material originally contained.

REFINING: The final stage of metal production in which impurities are removed from the molten metal.

STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods.

TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

BARRICK YEAR-END 2018	79	MANAGEMENT’S DISCUSSION AND ANALYSIS

Mineral Reserves and Mineral Resources

GOLD MINERAL RESERVES (1,2)

As at December 31, 2018	PROVEN			PROBABLE			TOTAL
	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs
Based on attributable ounces	(000’s)	(gm/t)	(000’s)	(000’s)	(gm/t)	(000’s)	(000’s)	(gm/t)	(000’s)
NORTH AMERICA
Goldstrike Open Pit	50,281	2.85	4,609	8,706	3.78	1,058	58,987	2.99	5,667
Goldstrike Underground	5,233	11.32	1,904	3,675	8.07	954	8,908	9.98	2,858
Goldstrike Property Total	55,514	3.65	6,513	12,381	5.05	2,012	67,895	3.91	8,525
Pueblo Viejo (60.00%)	61,630	2.56	5,071	15,111	3.05	1,481	76,741	2.66	6,552
Cortez	17,642	2.01	1,138	127,412	1.86	7,599	145,054	1.87	8,737
Goldrush	—	—	—	6,399	9.69	1,993	6,399	9.69	1,993
Turquoise Ridge (75.00%)	9,018	13.62	3,950	7,373	12.16	2,883	16,391	12.97	6,833
South Arturo (60.00%)	2,257	3.20	232	2,006	2.79	180	4,263	3.01	412
Hemlo	1,425	4.17	191	22,677	2.38	1,733	24,102	2.48	1,924
Golden Sunlight	263	1.06	9	103	3.32	11	366	1.70	20
SOUTH AMERICA
Norte Abierto (50.00%) (3)	114,851	0.65	2,391	483,950	0.59	9,232	598,801	0.60	11,623
Veladero (50.00%) (4)	15,508	0.66	327	91,068	0.76	2,211	106,576	0.74	2,538
Lagunas Norte	23,630	2.50	1,896	21,256	3.01	2,056	44,886	2.74	3,952
AUSTRALIA PACIFIC
Porgera (47.50%)	1,170	7.90	297	12,074	4.64	1,803	13,244	4.93	2,100
Kalgoorlie (50.00%)	20,825	1.23	825	75,563	1.16	2,826	96,388	1.18	3,651
AFRICA
Bulyanhulu (63.90%)	1,542	11.01	546	5,063	7.38	1,201	6,605	8.23	1,747
North Mara (63.90%)	1,461	4.51	212	15,312	2.40	1,183	16,773	2.59	1,395
Buzwagi (63.90%)	6,817	0.90	197	—	—	—	6,817	0.90	197
OTHER	11,087	0.23	82	2,469	0.28	22	13,556	0.24	104
TOTAL	344,640	2.15	23,877	900,217	1.33	38,426	1,244,857	1.56	62,303
COPPER MINERAL RESERVES (1)
As at December 31, 2018	PROVEN			PROBABLE			TOTAL
	Tonnes	Grade	Contained lbs	Tonnes	Grade	Contained lbs	Tonnes	Grade	Contained lbs
Based on attributable pounds	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)
Zaldívar (50.00%)	126,390	0.461	1,283.9	107,352	0.467	1,105.0	233,742	0.464	2,388.9
Lumwana	31,707	0.454	317.4	342,889	0.560	4,230.1	374,596	0.551	4,547.6
Jabal Sayid (50.00%)	11,087	2.428	593.5	2,469	2.178	118.6	13,556	2.383	712.1
TOTAL	169,184	0.588	2,194.8	452,710	0.546	5,453.7	621,894	0.558	7,648.6
(1)	See accompanying endnote #1.

(2)	See accompanying endnote #2.

(3)	See accompanying endnote #3.

(4)	See accompanying endnote #4.

BARRICK YEAR-END 2018	80	RESERVES AND RESOURCES

GOLD MINERAL RESOURCES (1,2)

As at December 31, 2018	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Contained ozs	Tonnes	Grade	Contained ozs
Based on attributable ounces	(000’s)	(gm/t)	(000’s)	(000’s)	(gm/t)	(000’s)	(000’s)	(000’s)	(gm/t)	(000’s)
NORTH AMERICA
Goldstrike Open Pit	1,243	1.40	56	1,768	1.04	59	115	214	2.18	15
Goldstrike Underground	2,329	9.60	719	2,824	8.79	798	1,517	1,603	8.91	459
Goldstrike Property Total	3,572	6.75	775	4,592	5.80	857	1,632	1,817	8.11	474
Pueblo Viejo (60.00%)	7,613	2.39	585	93,739	2.47	7,442	8,027	27,598	2.43	2,152
Cortez	3,353	1.84	198	53,374	1.73	2,971	3,169	13,158	1.67	705
Goldrush (3)	—	—	—	30,942	9.40	9,353	9,353	11,867	9.31	3,552
Turquoise Ridge (75.00%)	2,983	7.70	738	2,439	8.23	645	1,383	1,872	11.93	718
South Arturo (60.00%)	3,596	1.06	122	10,229	1.04	342	464	1,140	1.31	48
Hemlo	592	3.10	59	36,878	1.28	1,515	1,574	6,023	3.37	653
Golden Sunlight	120	1.56	6	2,777	1.77	158	164	1,604	1.63	84
Donlin Gold (50.00%)	3,865	2.52	313	266,803	2.24	19,190	19,503	46,108	2.02	2,997
SOUTH AMERICA
Norte Abierto (50.00%) (4)	321,528	0.56	5,766	528,596	0.44	7,540	13,306	346,770	0.35	3,916
Pascua-Lama	42,809	1.86	2,564	391,734	1.49	18,783	21,347	15,400	1.74	863
Veladero (50.00%) (5)	3,361	0.50	54	67,611	0.58	1,263	1,317	35,872	0.48	555
Lagunas Norte	1,136	1.07	39	15,814	1.13	576	615	1,546	1.35	67
Alturas	—	—	—	—	—	—	—	261,265	1.06	8,865
AUSTRALIA PACIFIC
Porgera (47.50%)	50	4.98	8	11,667	4.73	1,773	1,781	11,329	3.99	1,455
Kalgoorlie (50.00%)	5,343	1.42	244	25,455	1.51	1,235	1,479	9,402	2.33	704
AFRICA
Bulyanhulu (63.90%)	362	13.49	157	4,720	7.97	1,210	1,367	9,587	11.76	3,625
North Mara (63.90%)	1,247	2.29	92	6,901	2.59	574	666	2,835	4.87	444
Buzwagi (63.90%)	—	—	—	2,878	—	96	96	31,898	0.77	790
OTHER	3,790	3.59	438	10,902	3.33	1,166	1,604	15,764	1.73	878
TOTAL	405,320	0.93	12,158	1,568,051	1.52	76,689	88,847	852,855	1.22	33,545
COPPER MINERAL RESOURCES (1,2)
As at December 31, 2018	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
	Tonnes	Grade	Contained lbs	Tonnes	Grade	Contained lbs	Contained lbs	Tonnes	Grade	Contained lbs
Based on attributable pounds	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(millions)	(000’s)	(%)	(millions)
Zaldívar (50.00%)	101,841	0.342	767.2	51,856	0.333	380.3	1,147.4	21,875	0.255	122.9
Lumwana	26,755	0.384	226.2	532,408	0.503	5,909.5	6,135.8	119,060	0.452	1,187.2
Jabal Sayid (50.00%)	1,127	1.627	40.4	1,603	2.178	77.0	117.4	357	1.646	13.0
TOTAL	129,723	0.361	1,033.8	585,867	0.493	6,366.7	7,400.6	141,292	0.425	1,323.1

(1)	Resources which are not reserves do not have demonstrated economic viability.

(2)	See accompanying endnote #1.

(3)	See accompanying endnote #5.

(4)	See accompanying endnote #3.

(5)	See accompanying endnote #4.

BARRICK YEAR-END 2018	81	RESERVES AND RESOURCES

SUMMARY GOLD MINERAL RESERVES AND MINERAL RESOURCES (1,2,3,4)

For the years ended December 31			2018			2017
Based on attributable ounces		Tonnes (000’s)	Grade (gm/t)	Ounces (000’s)	Tonnes (000’s)	Grade (gm/t)	Ounces (000’s)
NORTH AMERICA
Goldstrike Open Pit	(proven and probable)	58,987	2.99	5,667	59,211	2.97	5,654
	(mineral resource)	3,011	1.19	115	5,604	2.80	505
Goldstrike Underground	(proven and probable)	8,908	9.98	2,858	8,581	10.02	2,765
	(mineral resource)	5,153	9.16	1,517	3,898	8.59	1,077
Goldstrike Property Total	(proven and probable)	67,895	3.91	8,525	67,792	3.86	8,419
	(mineral resource)	8,164	6.22	1,632	9,502	5.18	1,582
Pueblo Viejo (60.00%)	(proven and probable)	76,741	2.66	6,552	81,359	2.76	7,224
	(mineral resource)	101,352	2.46	8,027	101,686	2.46	8,054
Cortez	(proven and probable)	145,054	1.87	8,737	167,920	1.87	10,086
	(mineral resource)	56,727	1.74	3,169	31,423	1.85	1,868
Goldrush	(proven and probable)	6,399	9.69	1,993	5,671	8.12	1,481
	(mineral resource)	30,942	9.40	9,353	31,519	9.27	9,398
Turquoise Ridge (75.00%)	(proven and probable)	16,391	12.97	6,833	11,771	15.53	5,878
	(mineral resource)	5,422	7.93	1,383	5,106	9.17	1,506
South Arturo (60.00%)	(proven and probable)	4,263	3.01	412	3,824	2.97	365
	(mineral resource)	13,825	1.04	464	11,292	1.14	413
Hemlo	(proven and probable)	24,102	2.48	1,924	24,928	2.21	1,774
	(mineral resource)	37,470	1.31	1,574	41,339	1.40	1,858
Golden Sunlight	(proven and probable)	366	1.70	20	452	2.06	30
	(mineral resource)	2,897	1.76	164	3,134	1.78	179
Donlin Gold (50.00%)	(proven and probable)	—	—	—	—	—	—
	(mineral resource)	270,668	2.24	19,503	270,668	2.24	19,503
SOUTH AMERICA
Norte Abierto (50.00%) (5)	(proven and probable)	598,801	0.60	11,623	598,801	0.60	11,623
	(mineral resource)	850,124	0.49	13,306	850,124	0.49	13,306
Pascua-Lama	(proven and probable)	—	—	—	—	—	—
	(mineral resource)	434,543	1.53	21,347	434,543	1.53	21,347
Veladero (50.00%) (6)	(proven and probable)	106,576	0.74	2,538	113,914	0.77	2,816
	(mineral resource)	70,972	0.58	1,317	70,095	0.57	1,276
Lagunas Norte	(proven and probable)	44,886	2.74	3,952	55,430	2.25	4,005
	(mineral resource)	16,950	1.13	615	30,942	0.95	950
AUSTRALIA PACIFIC
Porgera (47.50%)	(proven and probable)	13,244	4.93	2,100	13,255	4.78	2,038
	(mineral resource)	11,717	4.73	1,781	12,465	4.62	1,853
Kalgoorlie (50.00%)	(proven and probable)	96,388	1.18	3,651	99,060	1.21	3,858
	(mineral resource)	30,798	1.49	1,479	15,286	1.16	571
AFRICA
Bulyanhulu (63.90%)	(proven and probable)	6,605	8.23	1,747	12,580	7.42	3,001
	(mineral resource)	5,082	8.37	1,367	9,208	9.04	2,676
North Mara (63.90%)	(proven and probable)	16,773	2.59	1,395	16,926	2.73	1,488
	(mineral resource)	8,148	2.54	666	7,813	2.75	690
Buzwagi (63.90%)	(proven and probable)	6,817	0.90	197	9,108	0.92	269
	(mineral resource)	2,878	1.04	96	2,891	1.04	97
OTHER	(proven and probable)	13,556	0.24	104	11,838	0.23	89
	(mineral resource)	14,692	3.40	1,604	15,140	2.95	1,438
TOTAL	(proven and probable)	1,244,857	1.56	62,303	1,294,629	1.55	64,444
	(mineral resource)	1,973,371	1.40	88,847	1,954,176	1.41	88,565

 (1) Resources which are not reserves do not have demonstrated economic viability.

 (2) See accompanying endnote #1.

 (3) Measured plus indicated resources.

 (4) See accompanying endnote #2.

 (5) See accompanying endnote #3.

 (6) See accompanying endnote #4.

BARRICK YEAR-END 2018	82	RESERVES AND RESOURCES

CONTAINED SILVER WITHIN REPORTED GOLD RESERVES (1)

For the year ended Dec. 31, 2018	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
			Contained			Contained			Contained	Process
	Tonnes	Grade	ozs	Tonnes	Grade	ozs	Tonnes	Grade	ozs	recovery %
Based on attributable ounces	(000s)	(gm/t)	(000s)	(000s)	(gm/t)	(000s)	(000s)	(gm/t)	(000s)
NORTH AMERICA
Pueblo Viejo (60.00%)	61,630	17.59	34,857	15,111	14.81	7,195	76,741	17.04	42,052	76.9%
SOUTH AMERICA
Norte Abierto (50.00%) (2)	114,851	1.91	7,043	483,950	1.43	22,300	598,801	1.52	29,343	69.0%
Lagunas Norte	23,630	5.47	4,152	21,256	7.01	4,788	44,886	6.19	8,940	35.6%
Veladero (50.00%) (3)	9,175	12.79	3,774	91,068	14.05	41,131	100,243	13.93	44.905	9.4%
AFRICA
Bulyanhulu (63.90%) (4)	1,542	8.90	441	3,336	6.19	664	4,878	7.05	1,105	65.0%
TOTAL	210,828	7.42	50,267	614,721	3.85	76,078	825,549	4.76	126,345	48.1%

 (1) Silver is accounted for as a by-product credit against reported or projected gold production costs.

 (2) See accompanying endnote #3.

 (3) See accompanying endnote #4.

 (4) See accompanying endnote #6.

CONTAINED COPPER WITHIN REPORTED GOLD RESERVES (1)

For the year ended Dec. 31, 2018	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
			Contained			Contained			Contained	Process
	Tonnes	Grade	lbs	Tonnes	Grade	lbs	Tonnes	Grade	lbs	recovery %

Based on attributable pounds	(000s)	(%)	(millions)	(000s)	(%)	(millions)	(000s)	(%)	(millions)
SOUTH AMERICA
Norte Abierto (50.00%) (2)	114,851	0.190	480.9	483,950	0.226	2,408.8	598,801	0.219	2,889.7	87.4%
AFRICA
Bulyanhulu (63.90%) (3)	1,542	0.528	17.9	3,336	0.555	40.8	4,878	0.547	58.8	90.0%
Buzwagi (63.90%)	—	—	—	—	—	—	—	—	—	—%
TOTAL	116,393	0.194	498.8	487,286	0.228	2,449.7	603,679	0.222	2,948.5	87.5%

(1) Copper is accounted for as a by-product credit against reported or projected gold production costs.

(2) See accompanying endnote #3.

(3) See accompanying endnote #6.

BARRICK YEAR-END 2018	83	RESERVES AND RESOURCES

CONTAINED SILVER WITHIN REPORTED GOLD RESOURCES (1)

For the year ended Dec. 31, 2018	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable ounces	Tonnes (000 ’s)	Grade (gm/t)	Contained ozs (000 ’s)	Tonnes (000 ’s)	Grade (gm/t)	Contained ozs (000 ’s)	Ounces (000 ’s)	Tonnes (000 ’s)	Grade (gm/t)	Contained ozs (000 ’s)
NORTH AMERICA
Pueblo Viejo (60.00%)	7,613	14.28	3,496	93,739	13.60	40,978	44,474	27,598	10.80	9,584
SOUTH AMERICA
Norte Abierto (50.00%) (2)	321,528	1.20	12,417	528,596	1.17	19,804	32,221	346,770	1.00	11,162
Pascua-Lama	42,809	57.21	78,747	391,734	52.22	657,718	736,465	15,400	17.83	8,830
Lagunas Norte	1,136	2.82	103	15,814	2.70	1,371	1,474	1,546	5.23	260
Veladero (50.00%) (3)	3,361	8.90	962	67,611	11.92	25,918	26,880	35,872	11.64	13,427
AFRICA
Bulyanhulu (63.90%)	362	10.40	121	4,720	5.38	816	937	9,587	9.01	2,778

TOTAL	376,809	7.91	95,846	1,102,214	21.07	746,605	842,451	436,773	3.28	46,041

 (1) Resources which are not reserves do not have demonstrated economic viability.

 (2) See accompanying endnote #3.

 (3) See accompanying endnote #4.

CONTAINED COPPER WITHIN REPORTED GOLD RESOURCES (1,2)

For the year ended Dec. 31, 2018	IN MEASURED (M) GOLD RESOURCES			IN INDICATED (I) GOLD RESOURCES			(M) + (I)	INFERRED
Based on attributable pounds	Tonnes (000 ’s)	Grade (%)	Contained lbs (millions)	Tonnes (000 ’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tonnes (000 ’s)	Grade (%)	Contained lbs (millions)
SOUTH AMERICA
Norte Abierto (50.00%) (3)	288,578	0.226	1,438.5	500,796	0.176	1,940.2	3,378.6	345,520	0.171	1,305.5
Pascua-Lama	42,809	0.101	95.7	391,734	0.082	704.6	800.3	15,400	0.049	16.5
AFRICA
Bulyanhulu (63.90%)	362	0.609	4.9	4,720	0.337	35.1	40.0	9,587	0.618	130.6
Buzwagi (63.90%)	—	—	—	2,878	0.109	6.9	6.9	31,898	0.081	56.9
TOTAL	331,749	0.210	1,539.0	900,128	0.135	2,686.8	4,225.8	402,405	0.170	1,509.6

 (1) Resources which are not reserves do not have demonstrated economic viability.

 (2) See accompanying endnote #7.

 (3) See accompanying endnote #3.

NICKEL MINERAL RESOURCES (1)

For the year ended Dec. 31, 2018	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable pounds	Tonnes (000 ’s)	Grade (%)	Contained lbs (millions)	Tonnes (000 ’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tonnes (000 ’s)	Grade (%)	Contained lbs (millions)
AFRICA
Kabanga (50.00%)	6,905	2.490	379.0	11,705	2.720	702.0	1,081.0	10,500	2.596	601.0

 (1) Resources which are not reserves do not have demonstrated economic viability.

BARRICK YEAR-END 2018	84	RESERVES AND RESOURCES

Mineral Reserves and Resources Endnotes

1.

Mineral reserves (“reserves”) and mineral resources (“resources”) have been estimated as at December 31, 2018 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 under the Securities and Exchange Act of 1934 (as interpreted by Staff of the SEC), applies different standards in order to classify mineralization as a reserve. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the U.S. Securities and Exchange Commission does not currently recognize such terms. Canadian standards differ significantly from the current requirements of the U.S. Securities and Exchange Commission, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the U.S. Securities and Exchange Commission. However, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities and Exchange Act of 1934, as amended. These amendments will become effective February 25, 2019, and will replace the historical property disclosure requirements for mining registrants in SEC Industry Guide 7, which will be rescinded as of that date. As a result of the adoption of the SEC Modernization Rules, the SEC will recognize estimates of “measured”, “indicated” and “inferred” mineral resources. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Calculations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Rick Sims, Vice President, Resources and Reserves, of Barrick, Geoffrey Locke, Manager, Metallurgy, of Barrick and Mike Tsafaras, P. Eng., Manager, Value Realization of Barrick, of Barrick. Except as noted below, reserves have been estimated based on an assumed gold price of US$1,200 per ounce, an assumed silver price of US$16.50 per ounce, and an assumed copper price of US$2.75 per pound and long-term average exchange rates of 1.25 CAD/US$ and 0.75 US$/AUD. Reserves at Kalgoorlie assumed a gold price of AUD $1,600 and Bulyanhulu, North Mara and Buzwagi assumed a gold price of US$1,200. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry-standard quality control practices. Resources as at December 31, 2018 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property. For a breakdown of reserves and resources by category and for a more detailed description of the key assumptions, parameters, and methods used in estimating Barrick’s reserves and resources, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

2.

In confirming our annual reserves for each of our mineral properties, projects, and operations, we conduct a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow ignores all sunk costs and only considers future operating and closure expenses as well as any future capital costs.

3.

On June 9, 2017, the Company sold 25% of its interest in Cerro Casale to Goldcorp Inc. (“Goldcorp”). Goldcorp concurrently purchased Kinross Gold Corporation’s 25% interest in Cerro Casale, resulting in Barrick and Goldcorp each holding a 50% interest in the joint operation. In connection with this transaction, Goldcorp also acquired the Caspiche Project from Exeter Resource Corporation, which was also contributed to the joint operation. Moving forward, the joint venture will be referred to as the Norte Abierto project, which includes the Cerro Casale, Caspiche and Luciano deposits. For additional information, see page 108 of Barrick’s Fourth Quarter and Year-End Report 2018.

4.

On June 30, 2017, the Company sold 50 percent of its interest in the Veladero mine to Shandong Gold Group Co., Ltd. For additional information regarding this matter, see page 108 of Barrick’s Fourth Quarter and Year-End Report 2018.

5.	Inferred resource contains approximately 1.2 million tonnes, containing approximately 0.7 million ounces at 18.58g/t, attributable to Fourmile.

6.

Silver and copper probable reserve tonnage at the Bulyanhulu mine is less than the gold probable reserve tonnage because the gold reserve includes 1.7 million tonnes of tailings material which are being separately reprocessed for recovery of gold only.

7.

Contained copper has been removed from Pueblo Viejo’s reserves and resources as at December 31, 2018, following a decision to suspend marginally economic copper production at the mine. The change is not expected to have any material impact on Pueblo Viejo’s cash flows.

For additional for information on the contained copper reported for Pueblo Viejo as at December 31, 2017, see pages 34-35 of Barrick’s Annual Information Form/Form 40-F for the year ended December 31, 2017, on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

BARRICK YEAR-END 2018	85	RESERVES AND RESOURCES